File No. 83-1

Regulation IA

Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended June 30, 2026

INTER-AMERICAN DEVELOPMENT BANK (the “Bank”)

Washington, D.C. 20577

(1)	Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank’s ordinary capital. There were no purchases by the Bank of its primary obligations.

(2)	Copies of the Bank’s regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of June 30, 2026, of the Bank’s ordinary capital.

(3)

Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank

of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
USD	50,000,000	4.10 Multi-Callable	100.00	1-Apr-2026	1-Apr-2031
USD	150,000,000	4.20 Multi-Callable	100.00	1-Apr-2026	1-Apr-2031
USD	50,000,000	3.98 Multi-Callable	100.00	2-Apr-2026	2-Apr-2031
USD	50,000,000	5.285 Multi-Callable	100.00	8-Apr-2026	8-Apr-2056
USD	100,000,000	4.51 Multi-Callable	100.00	8-Apr-2026	8-Apr-2036
GBP	100,000,000	5.00	101.717	10-Apr-2026	20-July-2030
USD	35,000,000	4.05 Multi-Callable	100.00	10-Apr-2026	10-Apr-2031
USD	25,000,000	4.21 Multi-Callable	100.00	10-Apr-2026	10-Mar-2031
USD	100,000,000	4.40 Multi-Callable	100.00	13-Apr-2026	13-Apr-2036
USD	25,000,000	4.10 Multi-Callable	100.00	16-Apr-2026	16-Apr-2031
USD	150,000,000	3.88	100.00	22-Apr-2026	22-Apr-2031
USD	200,000,000	Floating Rate	100.063	22-Apr-2026	27-Mar-2033
USD	50,000,000	4.56 Multi-Callable	100.00	23-Apr-2026	23-Apr-2036
USD	50,000,000	3.92	100.00	24-Apr-2026	24-Apr-2031
USD	150,000,000	Floating Rate	100.044	28-Apr-2026	18-Feb-2031
USD	25,000,000	4.40 Multi-Callable	100.00	30-Apr-2026	30-Apr-2036
USD	100,000,000	4.455 Multi-Callable	100.00	4-May-2026	4-May-2036
USD	65,000,000	4.125 Callable	100.00	5-May-2026	5-May-2033
USD	25,000,000	4.41 Multi-Callable	100.00	6-May-2026	6-May-2036
PEN	175,000,000	5.50	100.00	8-May-2026	8-May-2031
USD	100,000,000	Floating Rate	100.182	14-May-2026	27-Mar-2033
USD	50,000,000	4.01	100.00	19-May-2026	19-May-2031
USD	100,000,000	4.57 Multi-Callable	100.00	19-May-2026	19-May-2036
USD	50,000,000	4.07	100.00	21-May-2026	21-May-2031
USD	30,000,000	4.61 Multi-Callable	100.00	26-May-2026	26-May-2036
USD	50,000,000	4.64 Multi-Callable	100.00	26-May-2026	26-May-2036
USD	50,000,000	4.63 Multi-Callable	100.00	27-May-2026	27-May-2036
HKD	400,000,000	2.953	100.00	28-May-2026	28-May-2028
USD	30,000,000	4.62 Multi-Callable	100.00	28-May-2026	28-May-2036
USD	100,000,000	4.753 Multi-Callable	100.00	28-May-2026	28-May-2036
USD	30,000,000	4.60 Multi-Callable	100.00	29-May-2026	29-May-2036
HKD	200,000,000	2.99	100.00	3-June-2026	5-June-2028

HKD	500,000,000	3.045	100.00	5-June-2026	5-June-2028
USD	3,000,000,000	4.250	99.898	10-June-2026	11-Aug-2031
HKD	200,000,000	3.0675	100.00	11-June-2026	11-June-2029
CHF	115,000,000	1.235	100.00	17-June-2026	17-June-2044
USD	30,000,000	Zero Coupon Multi-Callable	100.00	17-June-2026	17-June-2046

Annex B

Inter-American Development Bank

Ordinary Capital

Management’s Discussion and Analysis

and

Condensed Quarterly Financial Statements

June 30, 2026

(Unaudited)

Management’s Discussion and Analysis	3

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2026

INTRODUCTION

The primary activities of the Inter-American Development Bank (Bank or IDB) are conducted through the Ordinary Capital and the IDB Grant Facility (GRF). Unless otherwise stated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Bank’s Ordinary Capital. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital’s financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the six months of the current year are not necessarily indicative of the results that may be expected for the full year.

This document should be read in conjunction with the Bank’s Information Statement dated February 18, 2026, which includes the Ordinary Capital financial statements for the year ended December 31, 2025. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

The financial statements are prepared in accordance with U.S. GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant estimates it uses to present the financial results in accordance with GAAP include: the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for credit losses on developmental assets, and the determination of the benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and net periodic benefit cost associated with these plans. These estimates involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank’s borrowings and all swaps, including interest rate and foreign currency swaps, are measured at fair value through income. The reported income volatility resulting from these non-trading financial instruments is not fully representative of the underlying economics of the transactions, as the Bank intends to hold them to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from Operating income(1). Therefore, Net fair value adjustments on non-trading portfolios and foreign currency transactions, if any, are reported separately in the Condensed Statement of Income and Retained Earnings.

Recent market updates

According to the International Monetary Fund’s (IMF) July 2026 World Economic Outlook Update, Latin America and the Caribbean (LAC) is expected to grow by 2.4% in 2026, matching the growth rate observed in 2025. Growth remains broadly in line with the region’s historical trends, underscoring its resilience amid heightened global uncertainty.

Looking ahead, global output is expected to grow by 3.0% in 2026 and 3.4% in 2027, while growth in LAC is projected at 2.7% in 2027. At the same time, inflationary pressures have reemerged globally. These pressures are complicating the global financial outlook and adding to fiscal vulnerabilities in the region. Higher interest payments, driven by elevated debt levels and interest rates, are increasingly weighing on public finances, while rising external debt service is also adding pressure to external balances in several economies.

(1)

Reference to captions in the financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management’s Discussion and Analysis.

Management’s Discussion and Analysis	4

Central banks in advanced economies have started to diverge in their policy-rate paths in 2026 amid renewed inflationary pressures. After reducing its policy rate by a cumulative 75 basis points in 2025, the U.S. Federal Reserve has kept the federal funds target range unchanged at 3.5% to 3.75% in 2026. In contrast, the European Central Bank held its deposit facility rate at 2% through April 2026 before raising it by 25 basis points to 2.25% in June. Central banks in LAC have also followed increasingly differentiated policy paths, reflecting divergent inflation dynamics and heterogeneous exposure to higher energy prices across the region.

Despite the reductions in policy rates in 2025, long-term yields, including the 10-year U.S. Treasury yield, have remained elevated. This reflects persistent macroeconomic uncertainty, higher risk premia, and concerns about fiscal sustainability.

Geopolitical tensions remain a key downside risk. The conflict in the Middle East has disrupted global energy markets and pushed oil prices higher. Broader risks also include shifts in trade relations, especially through new tariff regimes and potential supply-chain disruptions, as well as uncertainty around the trajectory of global debt, interest rates, and inflation expectations. Although the region has demonstrated resilience, sustained volatility in energy prices, trade policy, and fiscal conditions could weigh on growth prospects, especially if these shocks amplify existing structural constraints.

The Bank remains the primary source of multilateral lending to countries in Latin America and the Caribbean and is committed to supporting its borrowing member countries during periods of global stress. The Bank’s lending envelope for the biennial period 2025-2026 is approximately $38 billion.

From a financial standpoint, Bank policies require Management to balance projected equity accumulation and growth of (risk-weighted) assets through a long-term financial planning process, which is run every year. The Bank has built capital buffers to absorb downward shocks stemming from rating downgrades and market volatility and it regularly assesses financial resiliency through stress testing. Capital and liquidity metrics remained within their respective policy ranges.

Progress in the implementation of the Bank’s institutional strategy

During the first half of 2026, the Bank continued to advance implementation of IDBStrategy+, progressing on several of its Impact Framework targets and further operationalizing key reforms related to lending instruments and impact orientation, among others. Implementation was also reflected in the launch of new strategic initiatives aligned with IDBStrategy+. At the 2026 Annual Meetings of the Board of Governors, the Bank announced IDB LAC Minerals, to promote safe, value-added regional supply chains through policy and regulatory support, investment mobilization, financing for processing, and value-chain infrastructure; LAC Crece, to support private sector-led growth by aligning public action with private investment around sequenced priorities; and Procure+, to modernize procurement across IDB-financed operations strengthening value for money, competition, quality, and transparency safeguards.

Accounting developments

For a description of new accounting developments, see Note B – Summary of Significant Accounting Policies under “Notes to the Condensed Quarterly Financial Statements” section.

Management’s Discussion and Analysis	5

FINANCIAL HIGHLIGHTS

Box 1 presents selected financial data for the six months ended June 30, 2026 and 2025, as well as for the year ended December 31, 2025.

BOX 1: SELECTED FINANCIAL DATA

(Amounts expressed in millions of United States dollars)

	Six months ended		Year ended
	June 30,		December 31,
	2026	2025	2025
Operational Highlights
Approved developmental assets	$3,278	$5,400	$17,424
Undisbursed portion of approved developmental assets	34,449	32,419	36,552
Gross disbursements of developmental assets	3,153	4,378	10,955
Net (collections) disbursements of developmental assets(1)	(854)	318	291
Balance Sheet Data
Investments, after swaps(2)	$38,794	$39,538	$37,178
Developmental Assets
Loans outstanding(3)	117,021	117,897	117,830
Debt securities	532	641	494
Allowance for credit losses	909	864	905
Total assets	160,395	163,433	160,961
Borrowings outstanding, after swaps(4)	118,375	120,960	118,642
Equity	41,693	41,076	41,655
Income Statement Data
Operating income (loss)(5)	$673	$611	$967
Net fair value adjustments on non-trading portfolios and foreign currency transactions(6)	(275)	299	617
Other components of net pension benefit costs	76	111	221
Board of Governors approved transfers	(199)	(164)	(164)
Net income (loss)	275	857	1,641
Comprehensive income (loss)	75	666	1,247
Ratios
Total debt(7) to equity(8) ratio	3.0	3.1	3.0
Total assets to equity(8) ratio	4.0	4.1	4.0
Cash and investments as a percentage of borrowings outstanding, after swaps	32.5%	32.4%	31.2%
Cost to income ratio(9)	38.6%	40.2%	43.9%
Cost to development assets (10)	0.76%	0.74%	0.75%
Return on equity ratio(11)	2.5%	2.5%	2.4%
Return on assets ratio(12)	0.6%	0.6%	0.6%

(1)	Includes gross loan disbursements, less loan principal repayments (and prepayments) and collection of debt securities.
(2)	See Table 10 for a breakdown of investments, after swaps.
(3)

Includes $83 million of Deferred loan origination fees and costs, net (June 30, 2025 - $78 million, December 31, 2025 - $83 million). Excludes interest rate and foreign currency swaps in a net asset position of $1,658 million as of June 30, 2026 (June 30, 2025 - $1,635 million net asset position, December 31, 2025 - $1,828 million net asset position).

(4)

Includes interest rate and foreign currency swaps in a net liability position of $2,432 million (June 30, 2025 - $1,389 million in a net liability position, December 31, 2025 - $1,526 million in a net liability position)

(5)	See page 9 for a full discussion of Operating income.
(6)

Unrealized gains or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instrument’s maturity approaches and their fair values converge with their amortized costs. See page 9 for a full discussion.

(7)	Borrowings (after swaps) and guarantee exposure.
(8)	See page 14 , sources of funds section, for a definition of “Total Equity”.
(9)	Four-year rolling average of Administrative expenses, divided by the four-year rolling average of Total income (Interest revenue plus non-interest revenue), net of Borrowing expenses.
(10)	Four-year rolling average of Administrative expenses, divided by the four-year rolling average of Developmental Assets and the resources administered on behalf of donors.
(11)	Twelve months rolling Operating income divided by average equity.
(12)	Twelve months rolling Operating income divided by average total assets.

Management’s Discussion and Analysis	6

Developmental Assets

Developmental assets include loans, guarantees, and debt securities. As of June 30, 2026 and December 31, 2025 approximately 97% of the outstanding developmental assets are sovereign-guaranteed (SG).

For 2026, the approved lending spread and credit commission for the Bank’s non-concessional sovereign-guaranteed loans is 0.80% and 0.50%, same as in 2025. No supervision and inspection fees have been applied for the said periods.

Table 1 presents a summary of the developmental assets approved for the six months ended June 30, 2026 and 2025.

TABLE 1: DEVELOPMENTAL ASSETS APPROVALS

(Amounts expressed in millions of United States dollars)

	Six months ended
	June 30, 2026		June 30, 2025
	Number	Amount	Number	Amount
Sovereign-guaranteed
Sovereign-guaranteed Loans	20	$2,608	24	$5,294
Sovereign-guaranteed-concessional Loans	1	40	1	22
Guarantees	2	630	1	77

	23	3,278	26	5,393
Non-sovereign-guaranteed
SEP(1) Loans	—	—	2	7
SFP(2) Loans	—	—	—	—

	—	—	2	7

Total	23	$3,278	28	$5,400

1)	Social Entrepreneurship Program (SEP) resources deployed between 2023 and 2025. Program was discontinued thereafter.
2)	Sub-Sovereign Finance Program (SFP)

Table 2 presents the undisbursed portion of approved developmental assets as of June 30, 2026 and December 31, 2025.

Management’s Discussion and Analysis	7

TABLE 2: UNDISBURSED PORTION OF APPROVED DEVELOPMENTAL ASSETS

(Expressed in millions of United States dollars)

	June 30, 2026		December 31, 2025
	Total	Signed	Total	Signed
Sovereign-guaranteed Loans	$34,053	$25,540	$36,168	$24,575
Sovereign-guaranteed-concessional Loans	315	315	285	253
Non-Sovereign-guaranteed Loans(1)(2)	81	31	99	52

Total	$34,449	$25,886	$36,552	$24,880

1)	Total includes $11 million for SEP and $44 million for SFP (December 31, 2025 - $20 million and $40 million, respectively).
2)	Signed includes $5 million for SEP and none for SFP (December 31, 2025 - $13 million and none, respectively).

Table 3 presents the Sovereign-guaranteed and Non-sovereign-guaranteed (NSG) portfolios as of June 30, 2026 and December 31, 2025.

TABLE 3: OUTSTANDING DEVELOPMENTAL ASSETS

(Expressed in millions of United States dollars)

	June 30, 2026	December 31, 2025
Sovereign-guaranteed Loans	$114,513	$115,155
Sovereign Guarantees	1,563	1,567

Sovereign-guaranteed Portfolio	116,076	116,722
Non-sovereign-guaranteed Loans	2,425	2,592
Non-sovereign Guarantees	70	71
Debt Securities	532	494

Non-sovereign-guaranteed Portfolio	3,027	3,157

Total Developmental Assets Outstanding	$119,103	$119,879

Allowance for credit losses on developmental assets and guarantees outstanding: The allowance for credit losses on developmental assets and guarantees outstanding amounted to $943 million at June 30, 2026, compared to $938 million at December 31, 2025. The increase of $5 million was mainly due to an increase in the allowance of the individually assessed loans in the NSG portfolio.

Table 4 presents the activity of the allowance for credits losses for the sovereign and non-sovereign-guaranteed portfolios as of June 30, 2026.

TABLE 4: ALLOWANCE FOR CREDIT LOSSES

(Expressed in millions of United States dollars)

	June 30, 2026
	SG	NSG	Total
Balance, beginning of year (1)	$761	$177	$938
Provision (credit) for expected credit losses:
Collective allowance for loans outstanding	(9)	(23)	(32)
Collective allowance for loan commitments and guarantees(1)	3	(2)	1
Collective allowance for debt securities	—	(3)	(3)

Total collective allowance	(6)	(28)	(34)
Individually assessed loans	8	31	39

Total provision (credit) for expected credit losses	2	3	5
Write-offs	—	—	—
Recoveries	—	—	—

Balance, end of period (1)	$763	$180	$943

1)	Allowance for loan commitments and guarantees of $34 million (December 31, 2025 - $33 million) is reported under Other liabilities in the Condensed balance sheet.

Allowance for credit losses on individually assessed SG loans: As of June 30, 2026, the total amount in arrears for principal and interest of Venezuela’s sovereign guaranteed portfolio amounted to $2,321 million, from which $2,187 million corresponds to arrearages of more than 180 days. Since 2018, all loans to Venezuela amounting to $2,011 million (unchanged from 2018), were placed in nonaccrual status. Interest and fee income not recognized on Venezuela’s loans amounted to $51 million during the first six

Management’s Discussion and Analysis	8

months of 2026 (June 30, 2025 – $57 million), and the related individually assessed allowance for credit losses was $633 million as of June 30, 2026 (December 31, 2025 – $625 million). There were no other sovereign-guaranteed loans over 180 days past due, or in nonaccrual status as of June 30, 2026 or December 31, 2025.

Under the IDB’s guidelines on arrears, the Bank cannot undertake any lending activities in Venezuela until its arrears are cleared. As a matter of policy, the Bank does not renegotiate nor reschedule its SG loans. Venezuela, a founding shareholder of the IDB, has reiterated, through its representative at the IDB Board of Directors, its commitment to the Bank and its intention to undertake payments. The Bank expects to collect all amounts due, including interest at the contractual interest rate for the period of delay. As a result, the allowance recorded represents the estimated loss from the expected delay in debt service payments. The assessment and estimation of credit loss is inherently judgmental and reflects Management’s best estimate based upon the information currently available. Management will continue to monitor its credit exposure periodically and reassess the credit loss estimate accordingly.

Allowance for credit losses on individually assessed NSG loans: The Bank had individually assessed NSG loans with outstanding balances of $213 million at June 30, 2026, compared to $165 million at December 31, 2025. As of June 30, 2026, the allowance for credit losses on individually assessed NSG loans was $94 million, compared to $63 million on December 31, 2025. The percentage of the NSG allowance for credit losses on individually assessed loans was 44% as of June 30, 2026 (December 31, 2025 – 38%).

Investments operations

Approximately 88% of the Bank’s investments are held in high quality securities rated AA or the equivalent short-term ratings.

In 2026, the trading investments portfolio experienced net mark-to-market losses of $13 million, compared to gains of $17 million in 2025, mainly due to the mark-to-market impact of wider credit spreads and higher interest rates.

Capacity Building, Asset Management and Advisory (CAsA) program

The Bank’s CAsA program aims to help build or strengthen the institutional capacity of central banks and official institutions in the borrowing member countries. To this end, CAsA provides a range of services that includes managing a portion of the institution’s assets along with technical missions, fellowships, and other training opportunities. Fees are based on the average value of the portfolio managed and are used to provide the entire range of services under the program. As of June 30, 2026 total assets managed under the CAsA program amounted to $1,265 million (June 30, 2025 – $943 million).

In 2025, the Board of Executive Directors approved transitioning the pilot program into a formal Institutional program. With a strengthened mandate, CAsA will (i) expand beyond central banks to engage other public institutions such as Ministries of Finance, other governmental institutions, state-owned entities at the national and subnational levels, and among others, and (ii) prioritize participant needs by broadening advisory and capacity-building engagements across the capital markets arena beyond strictly reserves management functions.

Borrowing operations

During the first six months of 2026, the Bank issued bonds for a total face amount of $14,333 million (June 30, 2025 – $14,889 million) that generated proceeds of $14,140 million (June 30, 2025 – $14,888 million). The average life of new issues was 6.2 years in 2026 (June 30, 2025 – 4.7 years).

During 2026, the Bank continues to be rated Triple-A by the major credit rating agencies, and its outlook remains stable.

Financial Results

Operating income: Operating income includes the net interest income on earning assets, other loan income, net investment gains (losses), the provision (credit) for developmental assets credit losses and net non-interest expense.

Management’s Discussion and Analysis	9

Table 5 shows a breakdown of Operating income for 2026 and 2025.

For the six months ended June 30, 2026, Operating income was $673 million, compared to $611 million for the same period last year. The increase in operating income was mainly due to (i) an increase in net interest income and (ii) lower provision for developmental assets credit losses; partially offset by (iii) an increase in net non-interest expense and (iv) net investment losses.

TABLE 5: OPERATING INCOME

(Expressed in millions of United States dollars)

	Six months ended June 30,
	2026	2025	2026 vs 2025
Interest on developmental assets(1)	$2,728	$2,973	$(245)
Interest on investments(1)	824	895	(71)
Interest on other assets/liabilities management derivatives	(24)	(82)	58

	3,528	3,786	(258)
Less:
Borrowing expenses(1)	2,463	2,786	(323)

Net interest income	1,065	1,000	65
Other loan income	61	61	—
Net investment gains (losses)	(13)	17	(30)
Other expenses:
Provision for developmental assets credit losses	5	68	(63)
Net non-interest expense	435	399	36

Total	440	467	(27)

Operating income	$673	$611	$62

(1)	Amounts on an after swap basis.

Net interest income: The Bank’s net interest income (NII) is driven primarily by two sources: the lending spread the Bank charges on all its SG loans and the income earned on its equity-funded assets. The SG lending spread on the Bank’s non-concessional operations is reviewed and determined annually by the Board of Directors as part of the Bank’s long-term financial planning exercise. If a change is approved, the new SG lending spread applies to the entire outstanding balance of non-concessional SG loans. Net interest income earned from equity-funded assets is the result of an Asset Liability Management (ALM) strategy. The ALM strategy seeks to achieve stable net interest income and preserve the economic value of its equity. The Bank uses derivatives to manage interest rate risk on its Balance Sheet and, in particular, the repricing and maturity profile of the Bank’s equity-funded assets in accordance with the ALM policy. The Bank systematically uses interest rate swaps to modify the characteristics of equity-funded assets to minimize volatility of net interest income driven by changes in USD interest rates.

Sensitivity to foreign exchange rates is negligible as the Bank economically hedges substantially all exposures with foreign currency swaps.

Management’s Discussion and Analysis	10

Figure 1 below shows the Bank’s net interest income during the first six months of the last three years.

FIGURE 1: FINANCIAL RESULTS – NET INTEREST INCOME

For the quarters ended June 30, 2024 through June 30, 2026

(Expressed in millions of United States dollars)

The Bank’s NII reached $1,065 million during the first six months of 2026, compared to $1,000 million for the same period last year, mainly due to the impact of the continued implementation of the ALM hedge strategy.

Figure 2 below shows the Bank’s net interest margin compared with SOFR.

FIGURE 2: NET INTEREST MARGIN AND SOFR

For the quarters ended June 30, 2025 through June 30, 2026

Despite decreases in the average SOFR, the volatility of the Bank’s net interest margin is mitigated by the model implemented as part of the ALM strategy.

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective returns and costs for the six months ended June 30, 2026 and 2025, and the year ended December 31, 2025 are shown in Table 6.

Management’s Discussion and Analysis	11

TABLE 6: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS

(Amounts expressed in millions of United States dollars)

	Six months ended June 30, 2026		Six months ended June 30, 2025		Year ended December 31, 2025
	Average Balance	Return/ Cost %	Average Balance	Return/ Cost %	Average Balance	Return/ Cost %
Loans(1)	$118,456	4.61	$117,834	5.04	$117,894	4.89	(6)
Liquid investments(2)(3)	40,112	4.19	37,042	4.99	38,562	4.97

Total earning assets	$158,568	4.50	$154,876	5.03	$156,456	4.91

Borrowings	$119,558	4.15	$117,420	4.79	$118,531	4.73

Net interest margin(4)		1.35		1.30		1.21	(6)

SOFR(5)		3.63		4.32		3.79

(1)	Excludes loan fees.
(2)	Geometrically-linked time-weighted returns.
(3)	Includes realized / unrealized gains and losses.
(4)	Represents net interest income as a percentage of average earnings assets, after swaps.
(5)	Average Secured Overnight Financing Rate Data
(6)

The Bank offers currency and interest rates hedges through financial derivatives (“loan conversions”). In 2025, the unwinding of certain loan conversions resulted in a one-time $125 million reduction in net interest income. Excluding this impact, net interest margin and return on loans would have been 1.29% and 4.99% respectively.

Net investments gains (losses): Net mark-to-market investment losses amounted $13 million, compared to gains of $17 million for the same period in 2025, mainly due to the mark-to-market impact of wider credit spreads and higher interest rates.

Provision for developmental assets credit losses: The provision for developmental assets credit losses was $5 million in 2026, compared to $68 million for the same period in 2025. The provision was mainly due to an increase in the allowance of the individually assessed loans in the NSG portfolio.

Net Non-interest Expense Net non-interest expense amounted to $435 million, compared to $399 million for the same period in 2025. The increase was mainly due to an increase in staff costs and a decrease in other income. The main components of net non-interest expense are presented in Table 7.

Management’s Discussion and Analysis	12

TABLE 7: NET NON-INTEREST EXPENSE

(Amounts expressed in millions of United States dollars)

	Six months ended June 30,
			2026 vs 2025
	2026	2025
Administrative expenses
Staff costs	$242	$215	$27
Pension service costs	63	55	8
Consultant fees	66	63	3
Travel expenses	13	11	2
Other expenses (1)	80	86	(6)

Total administrative expenses	464	430	34
Service fee revenues (1)	(33)	(29)	(4)
Strategic development programs	33	41	(8)
Trust funds administration fees	(8)	(5)	(3)
Other income (1)	(21)	(38)	17

Net non-interest expense	$435	$399	$36

(1)

The Bank and IDB Invest entered into service level agreements for certain administrative and overhead services that include human resources and information technology support provided by the Bank, as well as NSG loan monitoring services provided to the Bank. The total fees for the services provided by the Bank to IDB Invest, and those provided by IDB Invest to the Bank are $14 million and $10 million, respectively, for the six month period ended June 30, 2026 (June 30, 2025- $14 million and $13 million).

Net income (loss)

Net income amounted $275 million during the first six months of 2026, compared to $857 million for the same period in 2025. The decrease of $582 million was mainly due to losses in Net fair value adjustments on non-trading portfolios and foreign currency transactions.

TABLE 8: NET INCOME (LOSS)

(Amounts expressed in millions of United States dollars)

	Six months ended June 30,
			2026 vs 2025
	2026	2025
Operating income	$673	$611	$62
Net fair value adjustments on non-trading portfolios and foreign currency transactions	(275)	299	(574)
Other components of net pension benefit costs	76	111	(35)
Board of Governors approved transfers	(199)	(164)	(35)

Net income (loss)	$275	$857	$(582)

Net fair value adjustments on non-trading portfolios and foreign currency transactions: Net fair value adjustments are mainly a result of the different accounting treatment between loans, which are carried at amortized cost, and the interest rate and foreign currency swaps on loans, which are carried at fair value. Changes in the fair value of the interest rate and foreign currency swaps on loans are reflected in earnings, while the changes in the fair value of loans are not, as they are carried at amortized cost. In contrast, changes in the fair value of borrowings largely offset the changes in interest rate and foreign currency swaps on borrowings, as the majority of borrowings are carried at fair value. Mainly due to an increase in the short and medium term SOFR curve, the Bank had net fair value losses on non-trading portfolios and foreign currency transactions of $275 million for the six months ended June 30, 2026, compared to $299 million gains for the same period in 2025. Unrealized gains or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments maturity approaches and their fair values converge with their amortized costs.

Management’s Discussion and Analysis	13

Transfers to the IDB Grant Facility: Income transfers from the Ordinary Capital to the GRF are subject to the requirements of the Agreement and other applicable financial policies, and they will be considered based on actual disbursements and fund balance of the GRF. In March 2026, the Board of Governors approved income transfers from the Bank to the GRF amounting to $199 million (2025 – $164 million). Since 2011, the GRF has received income transfers totaling $2,087 million (2025 - $1,888 million).

CAPITAL ADEQUACY

The Bank’s Capital Adequacy Policy (CAP) consists of a Capital Adequacy Policy mandate (Mandate) and regulations that determine capital requirements for credit and market risk in both its lending and treasury operations. The CAP also includes capital requirements for pension and operational risks. The Mandate, approved by the Board of Governors, requires the Bank to maintain its Triple-A foreign currency long-term issuer rating, and the establishment of capital buffers, specifically to assume financial risks in times of stress, while preserving the Bank’s lending capacity.

The CAP allows the Bank to measure the inherent risk in its developmental assets portfolio due to the credit quality of its borrowers and the concentration of its loans. Specific risk limits in terms of capital requirements for investments and derivatives are included that enable Management to achieve more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors. The Bank is operating within its policy limits.

CONDENSED BALANCE SHEET

Developmental assets

Loans: The loan portfolio is the Bank’s principal earning asset. As of June 30, 2026, the total volume of outstanding loans was $116,938 million, of which $4,858 million was under concessional terms, compared with $117,747 million and $4,908 million, respectively, as of December 31, 2025.

The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. In the case of loans and guarantees to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantees engaging the full faith and credit of the national government. The Bank also offers sovereign-guaranteed concessional lending through a blending of regular and concessional financing.

Debt securities: Debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity. For debt securities where the Bank does not have the intent to hold the securities to maturity, the Bank elects the fair value option. As of June 30, 2026, debt securities outstanding amounted to $532 million (December 31, 2025 – $494 million).

Investment Portfolio

The Bank’s investment portfolio is comprised of highly-rated securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs as determined in the Bank’s liquidity policy.

Borrowing Portfolio

The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, at June 30, 2026 decreased by $267 million compared with December 31, 2025, primarily due to Medium-and-long borrowings larger amount of maturities ($14,987 million) than new borrowings ($14,140 million).

Capital distribution to the MIF

In March 2026, the Board of Governors approved the IDB capital distribution transfer to the Multilateral Investment Fund (MIF) of $29 million, for a concurrent capital contribution to the MIF on behalf of applicable IDB shareholders. This transfer is recorded as Distributions on behalf of shareholders in the Condensed Statement of Income and Retained Earnings.

Management’s Discussion and Analysis	14

Equity

Equity at June 30, 2026 was $41,693 million compared to $41,655 million at December 31, 2025. The increase of $38 million was mainly due to Net income of $275 million for the first six months of the year partially offset by a $194 million loss related to the Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk; a $29 million capital distribution to the Bank’s shareholders for concurrent capital contribution to the MIF on behalf of the Bank’s shareholders, and a $6 million amortization of net actuarial losses and prior service credit on retirement benefit plans.

The Debt-to-Equity ratio uses gross debt, as opposed to net debt, to facilitate its comparability with other MDBs. “Total Equity” (utilized as the denominator within the Debt-to-Equity ratio) is defined as Paid-in capital stock and Additional paid-in capital, net of Capital subscriptions receivable, less Receivable from members, plus Retained earnings, minus borrowing countries’ local currency cash balances, and accumulated other comprehensive income. The Debt-to-Equity ratio has a maximum policy limit, whereby the Bank cannot exceed 4.5x of equity and a 0.5x operational buffer. Table 9 presents the composition of the Debt-to-Equity ratio as of June 30, 2026 and December 31, 2025.

TABLE 9: TOTAL DEBT-TO-EQUITY RATIO

(Amounts expressed in millions of United States dollars)

	June 30, 2026	December 31, 2025
Borrowings outstanding after swaps and guarantee exposure	$120,179	$120,465
Equity
Paid-in capital stock	11,854	11,854
Less: Receivable from members	819	812
Retained earnings:
General reserve(1)	28,093	28,048
Special reserve (1)	2,565	2,565

	41,693	41,655
Minus:
Borrowing countries’ local currency cash balances	89	124
Accumulated other comprehensive income	1,041	1,242

Total Equity	$40,563	$40,289

Total Debt-to-Equity Ratio	3.0	3.0

(1)	Includes Accumulated other comprehensive income.

Management’s Discussion and Analysis	15

LIQUIDITY MANAGEMENT

Table 10 shows a breakdown of the trading investments portfolio at June 30, 2026 and December 31, 2025, by major security class and its contractual maturity, on securities held at the end of the period.

TABLE 10: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS AND MATURITY DATES

(Expressed in millions of United States dollars)

	June 30, 2026
Security Class	Maturity in one year or less	one year to five years	after five years to ten years	after ten years	Grand Total(1)
Obligations of the United States Government	$990	$811	$—	$—	$1,801
Obligations of non-U.S. governments	6,081	517	—	—	6,598
Obligations of non-U.S. agencies	2,888	9,281	258	—	12,427
Obligations of non-U.S. sub-sovereigns	159	1,158	—	—	1,317
Obligations of supranationals	811	2,730	—	—	3,541
Bank obligations	6,897	3,448	—	—	10,345
Corporate securities	907	1,457	—	—	2,364
Asset-backed securities (ABS)	—	—	—	3	3

Total investments - trading	18,733	19,402	258	3	38,396
Currency and interest rate swaps - investments-trading	252	146	—	—	398

Total	$18,985	$19,548	$258	$3	$38,794

(1)	Represents the fair value of the referred assets, including their accrued interest.

	December 31, 2025
Security Class	Maturity in one year or less	one year to five years	after five years to ten years	after ten years	Grand Total(1)
Obligations of the United States Government	$1,273	$812	$—	$—	$2,085
Obligations of non-U.S. governments	7,095	322	—	—	7,417
Obligations of non-U.S. agencies	2,435	8,032	73	—	10,540
Obligations of non-U.S. sub-sovereigns	508	1,452	—	—	1,960
Obligations of supranationals	570	2,832	—	—	3,402
Bank obligations	6,244	3,312	—	—	9,556
Corporate securities	501	1,395	—	—	1,896
Asset-backed securities	—	—	—	3	3

Total investments - trading	18,626	18,157	73	3	36,859
Currency and interest rate swaps - investments-trading	296	26	(3)	—	319

Total	$18,922	18,183	70	3	— 37,178

(1)	Represents the fair value of the referred assets, including their accrued interest.

COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank’s investment, trading, or derivatives counterparties. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market, and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereign and sub-sovereign governments, agencies, supranationals, banks and corporate entities, including asset-backed and mortgage-backed securities.

Management’s Discussion and Analysis	16

Table 11 provides details of the estimated current credit exposure of the Bank’s investment and swap portfolios, net of collateral held, by counterparty rating category. As of June 30, 2026, the credit exposure amounted to $38,543 million, compared to $36,924 million as of December 31, 2025. The credit quality of the portfolios continues to be high, as 82.4% of the counterparties are rated AAA and AA, 5.8% or equivalent short-term ratings (A1+ and A1), 11.0% are rated A, and 0.8% are rated BBB or below, compared to 82.1%, 5.4%, 11.8% and 0.8%, respectively, at December 31, 2025.

TABLE 11: CURRENT CREDIT EXPOSURE, NET OF COLLATERAL HELD, BY COUNTERPARTY RATING CATEGORY(1)

(Amounts expressed in millions of United States dollars)

	June 30, 2026
						Total Exposure
	Investments					on
Counterparty rating	Government and Agencies	Banks	Corporates	ABS	Net Derivative Exposure	Investment and Swaps	% of Total
A1+	$1,061	$569	$299	$—	$—	$1,929	5.0
A1	—	326	—	—	—	326	0.8
AAA	11,390	2,201	36	—	—	13,627	35.4
AA	9,686	6,271	2,029	—	115	18,101	47.0
A	3,237	978	—	—	32	4,247	11.0
BBB	32	—	—	—	—	32	0.1
BB	278	—	—	—	—	278	0.7
B	—	—	—	—	—	—	—
CCC	—	—	—	—	—	—	—
CC and below(2)	—	—	—	3	—	3	—

Total	$25,684	$10,345	$2,364	$3	$147	$38,543	100

(1)

Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e., 1-3), symbolic (i.e., +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term rating.

(2)	Includes assets not currently rated.

	December 31, 2025
						Total Exposure
	Investments					on
Counterparty rating	Government and Agencies	Banks	Corporates	ABS	Net Derivatives Exposure	Investment and Swaps	% of Total
A1+	$1,278	$477	$—	$—	$—	$1,755	4.8
A1	—	253	—	—	—	253	0.7
AAA	11,934	1,486	36	—	—	13,456	36.4
AA	8,746	6,197	1,860	—	22	16,825	45.5
A	3,204	1,143	—	—	43	4,390	11.9
BBB	19	—	—	—	—	19	0.1
BB	223	—	—	—	—	223	0.6
B	—	—	—	—	—	—	—
CCC	—	—	—	—	—	—	—
CC and below(2)	—	—	—	3	—	3	—

Total	$25,404	$9,556	$1,896	$3	$65	$36,924	100.0

(1)

Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e., 1-3), symbolic (i.e., +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term rating.

(2)	Includes assets not currently rated.

Management’s Discussion and Analysis	17

SUBSEQUENT AND OTHER DEVELOPMENTS

Cybersecurity Highlights

In 2026, rapid developments in artificial intelligence continue to reshape the cybersecurity landscape across the industry, creating new risks and increasing the importance of stronger governance, controls, operational resilience, and third-party risk management. As AI capabilities expand and institutions become more interconnected, financial organizations must adapt their security frameworks to address emerging threats while enabling innovation responsibly.

In this context, the Bank is strengthening its cybersecurity capabilities through a continuous improvement strategy. During the period, progress was made on key initiatives including data loss prevention, zero trust network architecture, identity security and access management, and enhanced third-party risk oversight. These capabilities reinforce the Bank’s overall security posture and provide a strong foundation for the secure adoption of AI technologies.

Funded Status of Pension and Postretirement Benefit Plans (Plans)

The volatility in the equity and credit markets, as well as changes in interest and inflation rates, affect the funded status of the Plans. As of June 30, 2026, the overall increase in the funded status of the Plans to 124% (December 31, 2025 - 117%) was mainly attributable to a decrease in the Plans liabilities primarily driven by an increase in the discount rate; which was partially offset by a decrease in the fair value of Plan assets due to current market conditions.. The Bank recognizes actuarial gains and losses on its Plans through comprehensive income at the end of each calendar year, when the Plans’ liabilities are remeasured, as required by U.S. GAAP. Therefore, the pension benefit obligation used to calculate the funded status as of June 30, 2026 is an estimated amount that will not be remeasured until the end of the year.

Management Changes

On May 6, 2026, Mr. Everett Eissenstat was appointed as Executive Vice President, effective June 1, 2026.

18	Condensed Quarterly Financial Statements

Condensed Quarterly Financial Statements

(Unaudited)

Condensed Quarterly Financial Statements	19

ORDINARY CAPITAL

INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEETS

(Expressed in millions of United States dollars)

	June 30,		December 31,
	2026		2025
	(Unaudited)		(Unaudited)
ASSETS
Cash and investments
Cash - Note K	$204		$778
Investments - Trading (including securities transferred under repurchase agreements of $196 million; 2025 - none) - Notes C, J and K	38,396	$38,600	36,859	$37,637
Securities purchased under resale agreements - Note H		200		500
Developmental assets
Loans outstanding - Notes D, F and K	116,938		117,747
Allowance for credit losses	(885)		(878)
Deferred loan origination fees and costs, net	83	116,136	83	116,952

Debt securities - Note E
Measured at fair value - Note G	36		38
Measured at amortized cost	496		456
Allowance for credit losses	(24)	508	(27)	467

Derivative assets, net - Notes I, J, K and L		1,100		1,486
Accrued interest and other charges
On loans	1,164		1,267
On others	6	1,170	6	1,273

Assets under retirement benefit plans - Note P		1,233		1,173
Other assets		1,448		1,473

Total assets		$160,395		$160,961

LIABILITIES AND EQUITY
Liabilities
Borrowings - Notes G, I, J, K and L
Short-term	$1,662		$1,594
Medium- and long-term:
Measured at fair value	88,028		87,804
Measured at amortized cost	26,057	$115,747	27,718	$117,116

Securities sold under repurchase agreements and payable for cash collateral received - Notes H and L		196		-
Derivative liabilities, net - Notes I, J, K and L		809		463
Payable for investment securities purchased		301		116
Due to IDB Grant Facility - Note M		232		101
Accrued interest on borrowings at amortized cost		171		185
Undisbursed strategic development programs		246		279
Other liabilities - Note D		1,000		1,046

Total liabilities		118,702		119,306
Equity
Capital stock - Note N
Subscribed (14,170,108 shares)	170,940		170,940
Less callable portion	(164,901)		(164,901)
Additional paid-in capital	5,815		5,815

	11,854		11,854
Receivable from members - Note O	(819)		(812)
Retained earnings	29,617		29,371
Accumulated other comprehensive income	1,041	41,693	1,242	41,655

Total liabilities and equity		$160,395		$160,961

The accompanying notes are an integral part of these condensed quarterly financial statements.

20	Condensed Quarterly Financial Statements

ORDINARY CAPITAL

INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS

(Expressed in millions of United States dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Interest Revenue
Interest on developmental assets, after swaps - Notes D, I and L	$1,363	$1,497	$2,728	$2,973
Interest on investments	412	463	824	895
Interest on other asset/liability management derivatives	(10)	(39)	(24)	(82)

	1,765	1,921	3,528	3,786
Borrowing Expenses
Interest on borrowings, after swaps - Notes G, I and J	(1,222)	(1,402)	(2,451)	(2,776)
Other borrowing costs	(5)	(3)	(12)	(10)

	(1,227)	(1,405)	(2,463)	(2,786)
Interest revenue, net of borrowing expenses	538	516	1,065	1,000
Net investments gains (losses) - Notes C and I	9	(5)	(13)	17
(Provision) credit for developmental assets credit losses - Note F	13	(51)	(5)	(68)
Non-interest revenue
Other loan income	30	33	61	61
Other income	21	26	62	72

	51	59	123	133
Non-interest expense
Administrative expenses	(233)	(222)	(464)	(430)
Strategic development programs	(23)	(29)	(33)	(41)

	(256)	(251)	(497)	(471)
Operating Income (loss)	355	268	673	611
Net fair value adjustments on non-trading portfolios and foreign currency transactions - Notes O and I	(52)	165	(275)	299
Other components of net pension benefit credit (cost) - Note P	37	56	76	111
Board of Governors approved transfers - Note M	—	—	(199)	(164)

Net income (loss)	340	489	275	857
Retained earnings, beginning of period	29,277	28,098	29,371	27,730
Distributions on behalf of shareholders - Note T	—	—	(29)	—

Retained earnings, end of period	$29,617	$28,587	$29,617	$28,587

Condensed Quarterly Financial Statements	21

CONDENSED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(Expressed in millions of United States dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Net income (loss)	$340	$489	$275	$857
Other comprehensive income (loss)
Reclassification to income - amortization of net actuarial losses and prior service credit on retirement benefits plans - Note P	(3)	(15)	(6)	(30)
Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk	(319)	(89)	(194)	(161)

Total other comprehensive income (loss)	(322)	(104)	(200)	(191)

Comprehensive income (loss)	$18	$385	$75	$666

The accompanying notes are an integral part of these condensed quarterly financial statements.

22	Condensed Quarterly Financial Statements

ORDINARY CAPITAL

INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS

(Expressed in millions of United States dollars)

	Six months ended
	June 30,
	2026	2025
Cash flows from developmental and investing activities	(Unaudited)
Developmental activities:
Loan disbursements	$(3,153)	$(4,378)
Loan collections	3,999	4,021
Collection of debt securities	8	39

Net cash provided by (used in) developmental activities	854	(318)
Purchase of property, net	(21)	(48)
Miscellaneous assets and liabilities, net	45	(29)

Net cash provided by (used in) developmental and investing activities	878	(395)

Cash flows from financing activities
Medium- and long-term borrowings:
Proceeds from issuance	14,140	14,888
Repayments	(14,987)	(10,022)
Short-term borrowings
Proceeds from issuance	28,006	43,423
Repayments	(27,743)	(44,826)
Cash collateral received (returned)	(219)	(67)
Distributions paid on behalf of shareholders	(28)	—

Net cash provided by (used in) financing activities	(832)	3,396

Cash flows from operating activities
Gross purchases of trading investments	(39,105)	(29,650)
Gross proceeds from sale or maturity of trading investments	37,713	26,509
Securities purchased under resale agreements	300	(556)
Developmental assets income collections, after swaps	2,765	3,069
Interest and other costs of borrowings, after swaps	(2,520)	(2,833)
Income from investments	851	664
Interest on other asset/liability management derivatives	(98)	(167)
Other income	50	64
Administrative expenses	(441)	(406)
Transfers to the IDB Grant Facility	(67)	(45)
Strategic development programs	(65)	(53)

Net cash provided by (used in) operating activities	(617)	(3,404)

Effect of exchange rate fluctuations on Cash	(3)	1

Net increase (decrease) in Cash	(574)	(402)
Cash, beginning of period	778	836

Cash, end of period	$204	$434

The accompanying notes are an integral part of these condensed quarterly financial statements.

Condensed Quarterly Financial Statements	23

ORDINARY CAPITAL

INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank or IDB) are conducted through the Ordinary Capital, and the IDB Grant Facility (GRF). Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2025 financial statements and notes therein included in the Bank’s Information Statement dated February 18, 2026.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with U.S. generally accepted accounting principles (GAAP). The preparation of these financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period.

Significant judgments have been made in the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for credit losses on developmental assets, and the determination of the benefit obligations for pension and postretirement benefit plans, the fair value of plan assets, and the net periodic benefit cost associated with these plans.

Actual results could differ from these estimates. The results of operations for the first six months of the current year are not necessarily indicative of the results that may be expected for the full year. Certain reclassifications of the prior years’ information have been made to conform to the current year’s presentation.

Accounting developments

In November 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Topic 220), which requires disaggregated disclosure of income statement expenses for all public business entities. The ASU requires disaggregation of certain expense captions into specified categories within the notes to the financial statements, without changing the current presentation requirements of expenses on the face of the income statement. In January 2025, FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. For the Bank, this ASU is effective for annual reporting periods ending on or after December 31, 2027, and for interim periods within subsequent annual reporting periods. The Bank is currently evaluating the impact of this standard on its financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606), which (i) granted a scope exception to the application of derivative accounting to contracts with features based on the operations or activities of one of the parties to the contract, and (ii) clarified the application of Topic 606 guidance when share-based noncash consideration is received from a customer for the transfer of goods or services. For the Bank, this ASU is effective for annual reporting periods ending on or after December 31, 2027, and for interim periods within those annual periods. Early adoption is permitted. The Bank early adopted this ASU effective January 1, 2026, and there was no effect on its financial statements.

24	Condensed Quarterly Financial Statements

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270), which clarifies when interim disclosure guidance applies, improves the navigability of required interim disclosures, and provides additional direction on what disclosures should be included in interim reporting periods. For the Bank, this ASU is effective from the quarter ending March 31, 2028. The Bank is currently evaluating the impact of ASU 2025-11 and does not expect it to have a material effect on its financial statements.

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in sovereign and sub-sovereign governments, agencies, supranationals, bank and corporate entities, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

The Bank invests in obligations: (i) issued or unconditionally guaranteed by sovereign governments in their own currency, or other sovereign obligations with a minimum credit quality equivalent to A-; (ii) issued or unconditionally guaranteed by sub-sovereign governments and agencies, including asset-backed and mortgage-backed securities, with a minimum credit quality equivalent to A-; and (iii) issued by supranational organizations with a minimum credit quality equivalent to a AA- rating. In addition, the Bank invests in senior bank obligations and in corporate entities with a minimum credit quality equivalent to A- (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, if they carry equivalent short-term credit ratings.

Net unrealized gains (losses) on trading portfolio instruments held at June 30, 2026 of $(5) million (June 30, 2025 – $38 million) were included in Income from Net investments gains (losses).

A summary of the trading portfolio instruments at June 30, 2026 and December 31, 2025 is shown in Note J – Fair Value Measurements.

NOTE D – DEVELOPMENTAL ASSETS – LOANS AND GUARANTEES

Loans

Since January 1, 2012, the Flexible Financing Facility or FFF is the financial product platform for the approval of all sovereign-guaranteed loans. With FFF loans, borrowers can tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to:

i.	manage currency, interest rate and other types of market risk exposures;

ii.	address project changing needs by customizing loan repayment terms;

iii.	execute hedges with the Bank at a loan portfolio level;

iv.	manage risk exposures to commodity price volatility through embedded options;

v.	through the Principal Payment Option (PPO), defer principal payments for 2 years following an eligible natural disaster through a one-time option, by modifying the loan’s amortization schedule;

vi.	originate, price, and approve loans denominated in Local Currency terms, and;

vii.	manage risk exposure and loan cash flows to catastrophes.

FFF loans have maturities of up to 25 years, and have an interest rate primarily based on SOFR plus a funding margin, plus the Bank’s lending spread.

The Bank offers concessional lending through a blending of regular and concessional financing. The concessional portion of blended loans have a grace period and maturity of 40 years, and a 0.25% fixed interest rate. The regular financing portion has a maximum 25-year maturity.

Condensed Quarterly Financial Statements	25

Since January 1, 2023, the Bank no longer co-finances new private sector projects and continues to outsource portfolio management of its legacy NSG developmental assets to IDB Invest.

Loans are carried at amortized cost on the Balance Sheet. Direct loan origination costs for sovereign-guaranteed loans are deferred and amortized using the interest method over the weighted-average life of the applicable loan portfolio. Front-end and other fees are deferred and amortized based on a straight-line base over the contractual terms of the loans, which approximates the interest method.

Loans outstanding as of June 30, 2026 and December 31, 2025 were as follows (in millions):

Developmental Assets	June 30, 2026	December 31, 2025
Loans outstanding	$116,938	$117,747
Allowance for credit losses	(885)	(878)
Deferred loan origination fees and costs, net	83	83

Total	$116,136	$116,952

Guarantees

The Bank may issue political risk and partial credit guarantees backed by a sovereign counter-guarantee from member country. Since January 1, 2023, the Bank no longer issues guarantees without a sovereign counter-guarantee under its NSG portfolio, except for those under the Sub-Sovereign Finance Program (SFP).

Guarantees are considered outstanding when issued and the borrower incurs the underlying financial obligation. A guarantee is considered called when a guaranteed party demands payment. The outstanding amount represents the maximum potential exposure if guaranteed payments are not made.

Outstanding guarantees have remaining maturities ranging from 1 year to 18 years. As of June 30, 2026 and December 31, 2025, guarantees of $1,633 million and $1,638 million, respectively, were outstanding and subject to call, and were classified as follows (in millions):

	June 30, 2026			December 31, 2025
	NSG (1)	SG(2)	Total	NSG (1)	SG(2)	Total
a+ to a-	$10	$—	$10	$14	$—	$14
bbb+ to bbb-	—	—	—	—	—	—
bb+ to bb-	60	—	60	57	—	57
b+ to b-	—	1,563	1,563	—	1,567	1,567
ccc+ to cc	—	—	—	—	—	—

Total	$70	$1,563	$1,633	$71	$1,567	$1,638

(1)	NSG guarantees’ ratings are represented by the Bank’s internal credit risk classification, which maps to S&P’s rating scale.
(2)	SG guarantees’ rating is assigned to each borrower country by S&P.

As of June 30, 2026, the current carrying amount of the liability for the guarantee obligations totaled $123 million (December 31, 2025 - $103 million) and is reported under Other liabilities in the Condensed Balance Sheet.

26	Condensed Quarterly Financial Statements

Development Finance Institutions (DFIs) Exposure Exchange Agreements

To minimize concentration in its SG loan portfolio, the Bank participates in a Master Exposure Exchange Agreement (EEA) jointly with other Development Finance Institutions (DFIs) and executes bilateral transactions. The EEA conceptually reduces portfolio concentration by exchanging coverage for potential nonaccrual events (i.e., interest and principal non-payment) between DFIs in countries where one DFI is concentrated, for coverage in countries where it has little or no exposure. EEAs are accounted for and disclosed as guarantees under the Bank’s financial statements.

Under an EEA, loan assets are not directly exchanged, and all aspects of the client relationship remain with the originating DFI. One DFI assumes credit risk on a specified EEA amount for certain borrowing countries (the EEA seller of protection, or EEA Seller) in exchange for passing on equivalent credit risk for other countries to another DFI (the EEA buyer of protection, or EEA Buyer). If a nonaccrual event occurs for a country included in the EEA, the EEA Seller compensates the EEA Buyer at an agreed rate. EEAs allow exchanges with maturities of 10 to 30 years, and each DFI must retain at least 50% of its total exposure to each country in the EEA. If no nonaccrual events occur during the term, the EEA expires at the end of the agreed period.

The Bank executed EEA transactions with other DFIs as follows (in millions) as of June 30, 2026:

EEAs with DFIs
DFIs	Effective Date	Amount				Maturity Date
		EEA Seller		EEA Buyer
International Bank for Reconstruction and Development	December 2015	$1,819		$1,819		December 2030
Asian Development Bank	December 2020	1,000		1,000		December 2035
Asian Development Bank	December 2022	1,500		1,500		December 2037
OPEC Fund for International Development	March 2024	500		650		March 2039
Asian Development Bank	October 2024	1,500		1,500		October 2039
African Development Bank	April 2025	3,200	(1)	3,200	(1)	April 2040
Council of Europe Development Bank	July 2025	571	(2)	571	(2)	July 2040
Total		$10,090		$10,240

(1)	The EEA signed in 2015, totaling $2,880 million, was extinguished and replaced with a new exposure amount of $3,200 million.
(2)	The transaction is denominated in Euros, and the original amount was EUR 500 million.

Condensed Quarterly Financial Statements	27

Each EEA transaction was accounted for as an exchange of two separate financial guarantees (given and received). As of June 30, 2026 and December 31, 2025, the Bank is the EEA Buyer (receives a financial guarantee from other DFIs) and the EEA Seller (provides a financial guarantee to other DFIs) for the following countries and exposure amounts (in millions):

EEA Seller
	As of June 30, 2026		As of December 31, 2025
Country	Amount	S&P Rating (1)	Amount	S&P Rating
Angola	$135	B-	$135	B-
Armenia	106	BB-	118	BB-
Bangladesh	1,385	B+	1,385	B+
Bosnia & Herzegovina	112	B+	123	B+
Cameroon	275	B-	275	B-
Congo	60	CCC+	60	CCC+
Egypt	680	B	680	B
Georgia	87	BB	97	BB
India	630	BBB	630	BBB
Indonesia	832	BBB	885	BBB
Jordan	130	BB-	144	BB-
Kenya	510	B	510	B
Macedonia	117	BB-	130	BB-
Moldova	14	BB-	14	BB-
Mongolia	107	BB-	107	BB-
Montenegro	104	B+	116	B+
Morocco	676	BBB-	676	BBB-
Nigeria	430	B	430	B-
Oman	21	BBB-	21	BBB-
Pakistan	1,645	B-	1,673	B-
Romania	23	BBB-	24	BBB-
Serbia	287	BBB-	310	BBB-
Sri Lanka	48	CCC+	48	CCC+
Tanzania	21	B-	21	B-
Tunisia	600	B-	600	B-
Türkiye	680	BB-	722	BB-
Uzbekistan	172	BB	172	BB
Vietnam	203	BB+	203	BB+

Total	$10,090		$10,309

(1)	Based on the foreign currency credit rating assigned by S&P, or an assumed rating where an S&P rating is not available.

EEA Buyer
	As of June 30, 2026		As of December 31, 2025
Country	Amount	S&P Rating (1)	Amount	S&P Rating
Argentina	$1,301	B-	$1,303	CCC+
Bolivia	172	CCC+	182	CCC-
Brazil	3,297	BB	3,309	BB
Chile	59	A	66	A
Colombia	1,035	BB-	1,076	BB
Costa Rica	39	BB	43	BB
Dominican Republic	434	BB	480	BB
Ecuador	1,671	B-	1,747	B-
El Salvador	225	B-	225	B-
Mexico	1,553	BBB	1,554	BBB
Panama	274	BBB-	274	BBB-
Trinidad and Tobago	180	BBB-	200	BBB-

Total	$10,240		$10,459

The trigger event requiring the EEA Seller to make interest payments to the EEA Buyer is defined as a payment delay of 180 days (i.e., a nonaccrual event) for one or more covered countries. The trigger event requiring the EEA Seller to make principal payments to the EEA Buyer occurs when the EEA Buyer writes off part or all of the sovereign-guaranteed loans to a country covered under the EEA. Any principal payment reduces the EEA amount and coverage for that country.

Following a trigger event, the EEA Seller pays compensation to the EEA Buyer based on the EEA amount for the country in nonaccrual at the agreed interest rate, currently USD six-month SOFR plus 1.25%. Interest payments are semi-annual and cannot exceed contractual payments on past-due loans.

28	Condensed Quarterly Financial Statements

The EEA Seller relies on the EEA Buyer to recover amounts owed from the borrowing country in nonaccrual status. Recoveries are shared pari-passu between Buyer and Seller. At the end of the nonaccrual event, the EEA Seller recovers all amounts paid to the EEA Buyer if no write-offs occurred.

As of June 30, 2026 and December 31, 2025, there were no nonaccrual events under the guarantees given or received. The carrying amount under the guarantees given or received amounted to $628 million as of June 30, 2026 (December 31, 2025 - $659 million) and are recorded in Other liabilities and Other assets in the Condensed Balance Sheet, respectively.

NOTE E – DEVELOPMENTAL ASSETS – DEBT SECURITIES

The Bank invests in debt securities to support its developmental objectives. Since January 1, 2023, the Bank no longer co-finances debt securities with IDB Invest but continues to outsource the portfolio management of its debt securities to IDB Invest.

In general, debt securities related to development investments are classified as held-to-maturity as the Bank has both the intent and ability to hold them until maturity. These securities classified as held to maturity and reported at amortized cost on the Condensed Balance Sheet. For debt securities not intended to be held to maturity, the Bank elects the fair value option.

Debt securities classified as held to maturity were $472 million and $429 million as of June 30, 2026 and December 31, 2025, respectively. The net carrying amount was summarized below (in millions):

	June 30, 2026	December 31, 2025
Securities measured at amortized cost	$496	$456
Allowance for credit losses	(24)	(27)

Net carrying amount	$472	$429

The net carrying amount, fair value, and maturity for the debt securities classified as held to maturity were presented as follows (in millions):

	June 30, 2026
Segments	Net carrying amount	Fair value (1)	Maturity (in years)
Financial Institutions	$8	$8	Within 1 year
	217	224	1 year to 5 years
	47	51	6 years to 10 years

	272	283

Project Finance	200	200	11 years to 15 years

Total	$472	$483

(1)	Includes $6 million of accrued interest and $20 million of unrecognized holding losses.

	December 31, 2025
Segments	Net carrying amount	Fair value (1)	Maturity (in years)
Financial Institutions	214	223	1 year to 5 years
	47	51	6 years to 10 years

	261	274

Project Finance	168	168	11 years to 15 years

Total	$429	$442

(1)	Includes $6 million of accrued interest and $21 million of unrecognized holding losses.

Condensed Quarterly Financial Statements	29

The fair value and net carrying amount of the debt securities in the Project Finance segment elected under the fair value option was $36 million, as of June 30, 2026 (December 31, 2025 – $38 million for fair value and net carrying amount), and matures after 11 years through 15 years (2025 – after 11 years through 15 years).

NOTE F – CREDIT RISK FROM DEVELOPMENTAL ASSETS AND RELATED OFF-BALANCE-SHEET EXPOSURES

The credit risk in the developmental assets portfolios is the risk that the Bank may not receive repayment of principal and/or interest on these assets according to the contractual terms. It is determined by the credit quality of, NSG risk rating system maps and exposure to, each borrower and directly related to the Bank’s core business. The Bank has multiple measures in place to manage this credit risk, including an overall lending and investing limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank always holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing instruments, and a policy for the maintenance of a credit loss allowance.

The Bank manages two principal sources of credit risk from its development financing activities: SG (loans and guarantees) and NSG instruments (loans, guarantees and debt securities). As of June 30, 2026 and December 31, 2025, approximately 97% of the outstanding developmental assets are sovereign-guaranteed. The Bank develops and maintains separate methodologies for the allowance for credit losses on SG and NSG exposures due to the distinct sources of credit risk.

For the performing SG and NSG portfolio (i.e., developmental assets that are not in nonaccrual status), the allowance and liability for expected credit losses for off-balance-sheet credit exposures is mainly a function of the estimated exposure at default (EAD), probability of default (PD) and loss given default (LGD). Qualitative adjustments are also applied as necessary based on Management judgment to address information lags, data limitations, significant changes in portfolio composition or lending operations, and uncertainties in economic and business conditions.

The EAD of the Bank’s developmental assets represents the unpaid principal or outstanding balance, which approximates their amortized cost as: (i) loans and debt securities are originated at face value without premiums or discounts; (ii) net origination fees and costs are immaterial; and (iii) foreign exchange adjustments on non-USD assets are reflected in the outstanding balance through revaluation at each reporting date.

The Bank does not expect recurring material prepayments in its SG portfolio and therefore excludes prepayment estimates from the EAD.

For the NSG portfolio, expected credit losses are estimated over the contractual term adjusted for expected prepayments based on historical data. The contractual term excludes expected extensions, renewals, and modifications unless these are included in the original or modified contract at the reporting date and are solely at the borrower’s option and outside of the Bank’s control.

For off-balance-sheet credit exposures, EAD is estimated based on projected disbursements for unfunded commitments considering historical experience and projected repayments under contractual amortization schedules or disbursement profiles of proxy portfolios as applicable.

The macroeconomic performance and credit ratings of IDB’s borrowing member countries are affected by factors such as geopolitical risks and shifts in monetary and fiscal policies. Accordingly, the Bank considers all available information when calculating the allowance for credit losses.

30	Condensed Quarterly Financial Statements

CREDIT QUALITY BY PORTFOLIO

Sovereign-guaranteed Loans

When the Bank lends to public sector borrowers, it requires a sovereign guarantee from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country’s inability or unwillingness to service its obligations to the Bank. Therefore, the Bank monitors and assesses its credit risk in the sovereign-guaranteed portfolio by sovereign borrower. The Bank expects that each of its sovereign-guaranteed loans will be repaid, consistent with its historical experience. As a policy, the Bank does not reschedule SG loans and has not written off any SG loans. The Bank monitors the credit quality, nature, and extent of its SG exposure by country and considers loans to the same sovereign borrower as sharing common risk characteristics.

As a multilateral development financial institution, the Bank benefits from preferential treatment, including priority in repayment over commercial lenders when a sovereign borrower experiences financial stress. This preferred creditor status is reflected in the Bank’s allowance for credit losses through the PD and LGD estimates.

PD represents the likelihood of default over the credit exposures’ contractual period and is based on each borrower country’s long-term foreign currency credit rating from Standard & Poor’s (S&P), adjusted for probabilities of default specific to the Bank. These adjustments incorporate historical sovereign default events, current conditions, and R&S economic forecasts that may affect a country’s ability to meet its obligations. Macroeconomic factors considered in the three-year R&S forecast include the borrower’s gross domestic product (GDP) growth, current account balance as a percentage of GDP, and changes in reserves. For periods beyond the R&S forecast, the Bank reverts to historical loss information on a straight-line basis over a two-year period.

In addition to the PD, the Bank’s loss experience differs from commercial lenders in sovereign default events, as evidenced in the level of loss from its historical nonaccrual events. All past sovereign defaults were resolved with the Bank recovering all contractual principal and interest amounts. Historical losses were limited to interest on interest as the Bank does not charge interest on overdue interest during the arrears period. The Bank maintains its expectation of full collection of contractually due principal and interest amounts in any ongoing or future sovereign defaults. Consequently, LGD reflects only the estimated loss from payment delays.

SG loans in nonaccrual status exhibit credit deterioration and do not share risk characteristics with performing loans. These loans are individually assessed at the borrower level. The allowance for such loans is calculated using a discounted cash flow method, which estimates credit loss as the difference between the loan’s amortized cost and the present value of expected cash flows, discounted at the loan’s contractual effective interest rate. Expected cash flows incorporate assumptions based on Management’s best estimates given the specific facts and circumstances of the nonaccrual event.

Condensed Quarterly Financial Statements	31

The credit quality of the SG loan portfolio based on the foreign currency credit rating by year of origination as of June 30, 2026 and December 31, 2025 was as follows (in millions):

	Credit Rating (3)	Year of origination(1)						June 30, 2026	December 31, 2025
Country		2026	2025	2024	2023	2022	Prior
Argentina	B-	$—	$2,070	$1,968	$1,192	$1,522	$11,931	$18,683	$19,210
Bahamas	BB-	—	174	—	160	—	706	1,040	1,054
Barbados	B+	—	123	112	204	—	521	960	953
Belize	B-	—	—	4	20	3	138	165	165
Bolivia	CCC+	—	—	6	379	156	3,803	4,344	4,388
Brazil	BB	—	1,064	69	1,733	250	12,398	15,514	15,276
Chile	A	—	352	180	123	643	1,827	3,125	3,178
Colombia	BB-	—	621	98	1,099	492	8,801	11,111	11,263
Costa Rica	BB	—	—	12	—	—	2,445	2,457	2,477
Dominican Republic	BB	—	11	—	328	450	3,245	4,034	4,094
Ecuador	B-	—	643	1,020	709	650	5,542	8,564	8,895
El Salvador	B-	—	565	29	60	219	1,923	2,796	2,850
Guatemala	BB+	300	—	16	—	—	1,538	1,854	1,640
Guyana	B-	—	357	1	173	130	624	1,285	1,253
Haiti	B-	—	—	—	—	—	—	—	—
Honduras	BB-	—	—	32	169	196	2,780	3,177	3,228
Jamaica	BB	—	—	—	—	99	1,192	1,291	1,358
Mexico	BBB	—	1,150	700	1,200	510	8,944	12,504	12,389
Nicaragua	B+	—	—	—	—	10	2,146	2,156	2,180
Panama	BBB-	—	650	32	184	229	3,132	4,227	4,418
Paraguay	BBB-	—	1	407	35	681	2,581	3,705	3,734
Peru	BBB-	550	23	301	485	24	2,747	4,130	3,668
Suriname	CCC+	—	1	164	164	232	417	978	1,001
Trinidad and Tobago	BBB-	—	—	7	52	—	551	610	635
Uruguay	BBB+	100	204	28	646	59	2,755	3,792	3,837
Venezuela(2)	SD	—	—	—	—	—	2,011	2,011	2,011

Total		$950	$8,009	$5,186	$9,115	$6,555	$84,698	$114,513	$115,155

(1)	Amounts exclude accrued interest.
(2)	The loans to Venezuela have been placed in nonaccrual status since May 2018.
(3)	Based on the foreign currency credit rating assigned by S&P, or an assumed rating where an S&P rating is not available.

The country credit ratings presented above are as of June 30, 2026.

There were no gross write-offs for SG loans for the origination periods presented above during the quarter ended June 30, 2026.

Non-sovereign-guaranteed Loans

The Bank does not benefit from sovereign guarantees when lending to NSG borrowers. Risk and expected performance for these loans are evaluated by scoring the individual risk factors separately for the borrower and the transaction through credit risk scorecards developed based on S&P models. For co-financed NSG loans, the Bank and IDB Invest maintain separate legal and economic interests in their respective shares of the loan principal balance, interest, and other elements of the lending arrangement.

The NSG portfolio consists of loans and debt security investments classified into four sectors – corporates, financial institutions, project finance, and sub-sovereign governments – for credit monitoring and portfolio management purposes. The Bank’s internal NSG risk rating system maps transactions one-to-one to the S&P foreign currency credit rating and customized to reflect the Bank’s business and portfolio track record. This system uses sector-specific scorecards to determine borrower risk ratings.

The major credit risk factors considered in the rating scorecards for corporate loans are country and industry risks, business and market risks, an assessment of the borrower’s management, and a qualitative and quantitative assessment of financial risks. Extraordinary support from shareholders or from the government may be considered if applicable.

32	Condensed Quarterly Financial Statements

The credit risk evaluation for loans to financial institutions considers country and industry risks and functions as an anchor for the risk assessment. These risks include regulatory, competition, government support and macro-economic factors. Additionally, the rating scorecard assesses institution-specific factors such as capital adequacy, funding and liquidity, earnings, business position, quality of management, and potential government or shareholder support.

The primary factors considered in the scorecards for a project finance loan are mainly grouped into the following categories: political risks, commercial or project risks, and financial risks. Political risks can be defined as the risks to a project’s financing emanating from governmental sources, either from a legal or regulatory perspective. Commercial or project risks are the operational risks associated with construction or completion of a project and its economic or financial viability. Financial risks consider the project’s exposures to cash flow generation, interest rate, foreign currency volatility and inflation.

In certain cases, the sovereign rating may serve as a ceiling for the final borrower rating at certain rating levels, given the close link between a country’s creditworthiness and that of its institutions.

The expected credit loss methodology incorporates current market conditions, macroeconomic forecasts, and their impact to the allowance on credit losses in term structure PDs and LGDs. To determine the Point in Time (PIT) term structure of PDs, the Bank uses Moody’s Impairment Studio models to convert borrower risk ratings into PIT PDs that vary by industry and the state of the credit cycle. For LGD, the Bank applies an S&P-developed decision-tree scorecard model that captures exposure-specific factors such as seniority, collateral, industry, guarantees, and jurisdiction at the facility-level that may not be shared across different exposures of the same borrower. Macroeconomic forecasts include multiple scenarios, with variables such as GDP, equity indices, and oil prices incorporated depending on the country of exposure. Management currently considers the R&S period to be three years. For each scenario, lifetime loss rates are calculated for each loan using the appropriate PD and LGD for every quarter over the asset’s remaining life and multiplying by the EAD. When multiple scenarios are used, the results are weighted based on Management’s judgment. After the R&S period, the model reverts to historical PDs for similarly rated credits and long-term LGDs from S&P on a straight-line basis over a two-year period.

For developmental assets that do not share common risk characteristics with the rest of the portfolio, including assets in nonaccrual status, the allowance for credit losses is individually assessed based on Management’s best judgment of the borrower’s creditworthiness. This estimate considers all available evidence, including the present value of expected future cash flows discounted at the asset’s contractual effective rate, the fair value of collateral less disposal costs, and other market data.

Partial or full write-offs of NSG developmental assets occur when a loss is realized through either a legal agreement or final bankruptcy settlement, or when the Bank determines with reasonable certainty that the amount will not be collected. Write-offs reduce the asset balance and related allowance for credit losses and are partially offset by recoveries, if any, from previously written-off assets.

Condensed Quarterly Financial Statements	33

The credit quality of the NSG loan portfolio by year of origination, including loans to other development institutions, as represented by the internal credit risk classification as of June 30, 2026 and December 31, 2025, was as follows (in millions):

	Year of origination(2)								June 30,	December 31,
Internal Credit Risk Classification(1)	2026	2025(4)	2024(3)	2023	2022	Prior	Revolving loans	Revolving loans converted to term loans	2026	2025
Corporates
aa+ to aa-	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
a+ to a-	—	—	—	—	—	—	—	—	—	—
bbb+ to bbb-	—	—	—	—	39	53	—	—	92	64
bb+ to bb-	—	—	—	126	80	217	—	—	423	432
b+ to b-	—	5	12	89	—	156	—	—	262	318
ccc+ to d	—	—	—	—	—	3	—	—	3	3

Subtotal	—	5	12	215	119	429	—	—	780	817

Financial Institutions
aaa to aa-	—	—	—	—	100	204	—	—	304	176
a+ to a-	—	—	—	—	—	—	—	—	—	132
bbb+ to bbb-	—	—	—	—	13	31	—	—	44	51
bb+ to bb-	—	—	—	10	20	56	—	—	86	53
b+ to b-	—	7	6	3	4	9	5	—	34	144
ccc+ to d	—	—	—	—	—	40	—	—	40	—

Subtotal	—	7	6	13	137	340	5	—	508	556

Project Finance
aa+ to aa-	—	—	—	—	—	—	—	—	—	—
a+ to a-	—	—	—	—	—	—	—	—	—	—
bbb+ to bbb-	—	—	—	—	—	178	—	—	178	178
bb+ to bb-	—	—	—	—	—	214	—	—	214	91
b+ to b-	—	—	—	11	269	291	—	—	571	863
ccc+ to d	—	—	—	6	—	168	—	—	174	87

Subtotal	—	—	—	17	269	851	—	—	1,137	1,219

Total	$—	$12	$18	$245	$525	$1,620	$5	$—	$2,425	$2,592

(1)

NSG portfolio ratings are represented by the Bank’s internal credit risk classification which maps to S&P’s rating scale on a one to one basis, and is aligned with the likelihood of loss represented by the corresponding S&P ratings.

(2)	Amounts exclude accrued interest.
(3)	Represents loans that were approved before December 31, 2022, and signed on or after January 1, 2023.
(4)	Represents Social Entrepreneurship Program (SEP).

During the six months ended June 30, 2026, the Bank wrote off one NSG loan originated in 2013, amounting to $0.2 million. For the period ended June 30, 2025, the Bank wrote off $2 million of NSG loans that were originated in 2016.

Debt Securities

The Bank monitors the credit quality of its investment in debt securities from corporates, financial institutions, and project finance, utilizing the same methodology as it does for its NSG loans. Expected credit losses for debt securities are also estimated as a function of the EAD, PD and LGD using the internal credit risk classification system.

34	Condensed Quarterly Financial Statements

The credit quality of the developmental assets held to maturity debt securities reported at amortized cost by year of origination, as represented by the internal credit risk classification as of June 30, 2026 and December 31, 2025, was as follows (in millions):

	Year of origination(2)						June 30,	December 31,
Internal Credit Risk Classification(1)	2026	2025	2024	2023(3)	2022	Prior	2026	2025
Corporates
aa+ to aa-	$—	$—	$—	$—	$—	$—	$—	$—
a+ to a-	—	—	—	—	—	—	—	—
bbb+ to bbb-	—	—	—	—	—	—	—	—
bb+ to bb-	—	—	—	—	—	—	—	—
b+ to b-	—	—	—	—	—	—	—	—
ccc+ to d	—	—	—	—	—	—	—	—

Subtotal	—	—	—	—	—	—	—	—

Financial Institutions
aa+ to aa-	—	—	—	—	—	—	—	—
a+ to a-	—	—	—	—	—	—	—	—
bbb+ to bbb-	—	—	—	—	—	—	—	—
bb+ to bb-	—	—	—	50	100	106	256	237
b+ to b-	—	—	—	14	—	8	22	29
ccc+ to d	—	—	—	—	—	—	—	—

Subtotal	—	—	—	64	100	114	278	266

Project Finance
aa+ to aa-	—	—	—	—	—	—	—	—
a+ to a-	—	—	—	—	—	—	—	—
bbb+ to bbb-	—	—	—	—	—	—	—	—
bb+ to bb-	—	—	—	—	218	—	218	190
b+ to b-	—	—	—	—	—	—	—	—
ccc+ to d	—	—	—	—	—	—	—	—

Subtotal	—	—	—	—	218	—	218	190

Total	$—	$—	$—	$64	$318	$114	$496	$456

(1)

The ratings are represented by the Bank’s internal credit risk classification which maps to S&P’s rating scale on a one to one basis and is aligned with the likelihood of loss represented by the corresponding S&P ratings.

(2)	Amounts exclude accrued interest.
(3)	Represents loans that were approved before December 31, 2022, and signed on or after January 1, 2023.

The internal credit risk classifications for NSG loan portfolio and debt securities are as of June 30, 2026.

There were no gross write-offs for debt securities for the origination periods presented above during the quarter ended June 30, 2026.

PAST DUE, NONACCRUAL AND INDIVIDUALLY ASSESSED LOANS

Interest on loans is recognized on an accrual basis. A loan is considered past due when scheduled principal or interest payments are not received on the contractual due date The Bank places on nonaccrual status all loans made to, or guaranteed by, a member if principal, interest, or other charges are overdue by more than 180 days, unless collection of all amounts in arrears is expected in the immediate future. When a member’s loans are placed on nonaccrual status, unpaid interest and other charges accrued are reversed from current period income. Interest and other charges on nonaccruing loans are recognized only when payments are actually received. When a member pays all overdue amounts, its loans return to accrual status, eligibility for new loans is restored, and all overdue charges (including those from prior years) are recognized as income in the current period.

Condensed Quarterly Financial Statements	35

The Bank places NSG loans on nonaccrual status when principal, interest or other charges are past due by more than 90 days, or earlier if Management has doubts about their future collectability. Uncollected accrued interest is reversed from income, and interest is recorded on a cash basis until the loan is current and collectability concerns are resolved. If collectability risk remains high after arrears clearance, the loans may remain on nonaccrual status.

Cash payments received on nonaccrual loans are generally applied first to interest income and then to loan principal, in accordance with loan agreements.

Sovereign-guaranteed Loans

As of June 30, 2026, sovereign-guaranteed loans made to or guaranteed by Venezuela have been in arrears for over 180 days, for an aggregate amount of principal payments in arrears of $1,457 million. The entire outstanding loan balance made to or guaranteed by Venezuela of $2,011 million (unchanged since 2018) has been placed in nonaccrual status since May 2018. An individual assessment was performed to estimate expected credit losses for this exposure.

As a result of the assessment, an allowance for individually assessed loans of $633 million as of June 30, 2026, is included in the allowance for credit losses (December 31, 2025 - $625 million). This represents the estimated loss from the expected delay in debt service payments over an estimated length of nonaccrual period. The Bank expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay, when the balances in arrears are restored to accrual basis. The assessment and estimation of expected credit losses is inherently judgmental and reflects Management’s best estimate based upon the information currently available. Management will continue to monitor its credit exposure periodically and reassess significant assumptions, such as the length of the nonaccrual period, accordingly.

36	Condensed Quarterly Financial Statements

The aging analysis of loans in the SG portfolio as of June 30, 2026 was as follows (in millions):

	Not greater than 90 days	91 - 180 days	Greater than 180 days	Total past due	Current		Total
Argentina	$—	$—	$—	$—	$18,683		$18,683
Bahamas	—	—	—	—	1,040		1,040
Barbados	—	—	—	—	960		960
Belize	—	—	—	—	165		165
Bolivia	—	—	—	—	4,344		4,344
Brazil	—	—	—	—	15,514		15,514
Chile	—	—	—	—	3,125		3,125
Colombia	—	—	—	—	11,111		11,111
Costa Rica	—	—	—	—	2,457		2,457
Dominican Republic	—	—	—	—	4,034		4,034
Ecuador	—	—	—	—	8,564		8,564
El Salvador	—	—	—	—	2,796		2,796
Guatemala	—	—	—	—	1,854		1,854
Guyana	—	—	—	—	1,285		1,285
Haiti	—	—	—	—	—		—
Honduras	—	—	—	—	3,177		3,177
Jamaica	—	—	—	—	1,291		1,291
Mexico	—	—	—	—	12,504		12,504
Nicaragua	—	—	—	—	2,156		2,156
Panama	—	—	—	—	4,227		4,227
Paraguay	—	—	—	—	3,705		3,705
Peru	—	—	—	—	4,130		4,130
Suriname	—	—	—	—	978		978
Trinidad and Tobago	—	—	—	—	610		610
Uruguay	—	—	—	—	3,792		3,792
Venezuela	78	3	1,457	1,538	473	(1)	2,011

Total	$78	$3	$1,457	$1,538	$112,975		$114,513

(1)	Represents the principal amount not yet contractually due as of June 30, 2026. Contractual interest is greater than 180 days past due on all $2,011 million of loans presented.

There were no other sovereign-guaranteed loans over 180 days or more past due or in nonaccrual status as of June 30, 2026 and 2025.

A summary of financial information related to nonaccrual loans to Venezuela affecting the results of operations for the three and six months ended June 30, 2026 and 2025 was as follows (in millions):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Loans in nonaccrual status as of the beginning of the period	$2,011	$2,011	$2,011	$2,011
Loans in nonaccrual status as of the end of the period	2,011	2,011	2,011	2,011
Interest income recognized on cash basis for loans in nonaccrual status	—	—	—	—
Loans past due for more than 90 days not in nonaccrual status (1)	—	—	—	—

Non-sovereign-guaranteed Loans

As of June 30, 2026 NSG loans 90 or more days past due amounted to $43 million (December 31, 2025- $3 million). NSG loans with outstanding balances of $213 million as of June 30, 2026 were in nonaccrual status (December 31, 2025 - $165 million), including $3 million whose maturity was accelerated (December 31, 2025 - $3 million). These loans were individually assessed to estimate expected credit losses and have a total allowance for credit losses of $94 million as of June 30, 2026 (December 31, 2025 - $63 million).

Condensed Quarterly Financial Statements	37

A summary of financial information related to NSG loans in nonaccrual status affecting the results of operations for the three and six months ended June 30, 2026 and 2025 was as follows (in millions):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Loans in nonaccrual status as of the beginning of the period
Corporates	$6	$3	$6	$3
Financial Institutions	40	41	40	1
Project Finance	121	100	119	98

Total	$167	$144	$165	$102

Loans in nonaccrual status as of the end of the period
Corporates	$5	$3	$5	$3
Financial Institutions	40	41	40	41
Project Finance	168	98	168	98

Total	$213	$142	$213	$142

Interest income recognized on cash basis for loans in nonaccrual status
Corporates	$—	$—	$—	$—
Financial Institutions	—	—	—	—
Project Finance	—	—	—	—

Total	$—	$—	$—	$—

Loans past due for more than 90 days not in nonaccrual status
Corporates	$—	$—	$—	$—
Financial Institutions	—	—	—	—
Project Finance	—	—	—	—

Total	$—	$—	$—	$—

The aging analysis of loans in the NSG portfolio as of June 30, 2026 was as follows (in millions):

	Not greater than 30 days	31 -60 days	61 -90 days	Greater than 90 days	Total past due	Current	Total
Corporates	$—	$—	$—	$3	$3	$777	$780
Financial Institutions	—	—	—	40	40	468	508
Project Finance		—	—	—	—	1,137	1,137

Total	$—	$—	$—	$43	$43	$2,382	$2,425

Debt securities

Consistent with its policy for NSG loans, it is the general policy of the Bank to place debt securities in nonaccrual status when interest or other charges are past due by more than 90 days, or earlier when Management has doubts about their future collectability. Income on nonaccrual debt securities is recognized on a cash basis until the security becomes current and Management no longer has doubts about collectability.

There were no debt securities past due or in nonaccrual status as of June 30, 2026 and 2025.

ALLOWANCE FOR DEVELOPMENTAL ASSETS CREDIT LOSSES

Sovereign-guaranteed Loans and Guarantees

Upon initial recognition of each developmental asset, including loans and debt securities, the Bank records an allowance for expected credit losses based on its current estimate of collectability risk over the asset’s contractual life. Expected credit losses are evaluated at the aggregated borrower level as the

38	Condensed Quarterly Financial Statements

Bank considers loans to the same sovereign borrower share common risk characteristics. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months upon which time all loans made to, or guaranteed by, the sovereign borrowers are placed in nonaccrual status. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential credit loss as the timing of the cash flows may not be met in accordance with the terms of the loan contract. SG loans in nonaccrual status are evaluated on an individual basis at the aggregated borrower level given these loans do not share the same risk characteristics as the Bank’s performing SG loans.

The changes in the allowance for expected credit losses related to the SG loan and guarantee portfolio for the periods ended June 30, 2026, and December 31, 2025 were as follows (in millions):

Collective allowance for loans outstanding	2026	2025
Balance, beginning of year	$108	$84
Provision (credit) for expected credit losses	(9)	24
Write-offs	—	—
Recoveries	—	—

Balance, end of year	$99	$108

Collective allowance for loan commitments and guarantees	2026	2025
Balance, beginning of year	$28	$23
Provision (credit) for expected credit losses	3	5
Write-offs	—	—
Recoveries	—	—

Balance, end of year (1)	$31	$28

Individually assessed loans	2026	2025
Balance, beginning of year	$625	$539
Provision (credit) for expected credit losses	8	86
Write-offs	—	—
Recoveries	—	—

Balance, end of year	$633	$625

(1)	Includes the allowance for guarantees of $13 million for the period ended June 30, 2026 (December 31, 2025 - $14 million).

Summary of accrued interest receivable on SG loans outstanding and accrued interest receivables reversed in the SG portfolio was as follows (in millions):

SG loans	June 30, 2026	December 31, 2025
Accrued interest receivable on SG loans outstanding(1) as of	$1,128	$1,224
Accrued interest receivable reversed, for the periods ended	—	—

(1)	No allowance for expected credit losses was recognized on the accrued interest receivables for performing SG loans in any of the reporting periods.

Non-sovereign-guaranteed Loans and Guarantees

For NSG loans and guarantees, a collective loss allowance is determined based on the Bank’s credit risk classification system that maps transactions on a one-to-one basis to the S&P foreign currency credit rating with a point in time term structure. The expected credit loss methodology also incorporates forward-looking conditioning such as current market conditions, macroeconomic forecasts, and their corresponding impact on the likelihood of default and the severity of loss given a default. The macroeconomic forecasts in the expected credit losses model include various scenarios, where each scenario represents a different state of the economy in the reasonable and supportable period. For each scenario, a lifetime loss rate for each instrument is calculated using the appropriate PD and LGD for the remaining life of the instrument every quarter. The Bank individually assesses allowance on NSG loans that do not share common risk characteristics with the rest of the portfolio, including loans in nonaccrual status.

Condensed Quarterly Financial Statements	39

The changes in the allowance for expected credit losses related to NSG loan and guarantee portfolio for the periods ended June 30, 2026, and December 31, 2025 were as follows (in millions):

Collective allowance for loans outstanding	2026	2025
Balance, beginning of year	$82	$124
Provision (credit) for expected credit losses	(23)	(42)
Write-offs	—	—
Recoveries	—	—

Balance, end of year	$59	$82

Collective allowance for loan commitments and guarantees	2026	2025
Balance, beginning of year	$5	$8
Provision (credit) for expected credit losses	(2)	(3)
Write-offs	—	—
Recoveries	—	—

Balance, end of year (1)	$3	$5

Individually assessed loans	2026	2025
Balance, beginning of year	$63	$37
Provision (credit) for expected credit losses	31	33
Write-offs	—	(7)
Recoveries	—	—

Balance, end of year	$94	$63

(1)	Includes the allowance for guarantees of $1 million for the period ended June 30, 2026 and December 31, 2025.

Summary of accrued interest receivable on NSG loans outstanding and accrued interest receivables reversed in the NSG portfolio was as follows (in millions):

NSG loans	June 30, 2026	December 31, 2025
Accrued interest receivable on NSG loans outstanding (1) as of	$10	$19
Accrued interest receivable reversed (2) for the periods ended	—	2

(1)	No allowance for expected credit losses was recognized on the accrued interest receivables in any of the reporting periods.
(2)	Of the total interest income reversed, none was written-off as uncollectible in any of the reporting periods.

Debt securities

The changes in the total allowance for expected credit losses related to the debt security portfolio for the periods ended June 30, 2026 and December 31, 2025 were as follows (in millions):

	2026	2025
Balance, beginning of year	$27	$19
Provision (credit) for expected credit losses	(3)	8
Write-offs	—	—
Recoveries	—	—

Balance, end of year	$24	$27

Accrued interest receivable on debt securities outstanding amounted to $6 million as of June 30, 2026 and December 31, 2025. No accrued interest receivable was reversed or written-off in any of the reporting periods.

Modifications for borrowers experiencing financial difficulties

The Bank does not renegotiate or reschedule its sovereign-guaranteed loans outside of the options allowed under the FFF. The Bank may modify NSG developmental assets when the borrower is experiencing financial difficulties. The effect of most modifications made to NSG borrowers experiencing financial difficulty is already included in the allowance for credit losses because of the measurement

40	Condensed Quarterly Financial Statements

methodologies used to estimate the allowance. Therefore, a change to the allowance for credit losses is generally not recorded upon modification. The modifications and the borrower’s subsequent performance are factored into the estimate of allowance for credit losses by incorporating the modified terms of the loan and by adjusting the credit risk factors as necessary.

As of June 30, 2026 and December 31, 2025, the Bank does not have any commitments to lend additional funds to borrowers experiencing financial difficulties with outstanding balances on modified loans.

During the three and six months ended June 30, 2026 and 2025, no developmental assets were modified for borrowers experiencing financial difficulties, and no payment defaults occurred on prior modifications.

NOTE G – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium- and long-term borrowings to mitigate the income volatility resulting from recording interest rate swaps used for economic hedging at fair value, while otherwise recognizing remaining borrowings at amortized cost. From time to time, the Bank may elect the fair value option for Developmental assets - debt securities, which the Bank does not intend to hold to maturity. Individual borrowings and debt securities are elected for fair value reporting on an instrument-by-instrument basis and the election is made upon their initial recognition and may not be revoked once an election is made. The Bank takes into consideration all its non-trading financial instruments (i.e., borrowings, developmental assets, and derivatives) in determining its fair value option elections to mitigate income volatility.

The changes in fair value for borrowings and developmental assets elected under the fair value option were recorded in the Condensed Statement of Income and Retained Earnings for the three and six months ended June 30, 2026 and 2025, as follows (in millions):

Condensed Statement of Income and	Three months ended June 30,		Six months ended June 30,
Retained Earnings location:	2026	2025	2026	2025
Interest on Borrowings, after swaps	$(795)	$(678)	$(1,576)	$(1,317)
Interest on developmental assets, after swaps	1	2	1	3
Net fair value adjustments on non-trading portfolios and foreign currency transactions	359	(2,145)	1,212	(3,652)

Total changes in fair value included in Net income (loss)	$(435)	$(2,821)	$(363)	$(4,966)

Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk are reported in the Statement of Comprehensive Income (Loss). These adjustments are determined by comparing each borrowing’s fair value adjustments with and without consideration to changes in the Bank’s credit spread as of each reporting date. The amount of the change of fair value that was attributable to changes in instrument-specific credit risk during the six months ended June 30, 2026 and cumulatively, amounted to a loss of $194 million and a loss of $819 million, respectively (2025 – a loss of $161 million and $327 million, respectively).

The changes in fair value of borrowings attributable to changes in instrument-specific credit risk reclassified from Other comprehensive income (loss) to Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Condensed Statement of Income and Retained Earnings, amounted to a loss of $4 million for the period ended June 30, 2026 (2025 – a loss of $5 million).

Condensed Quarterly Financial Statements	41

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of June 30, 2026 and December 31, 2025, was as follows (in millions):

	June 30, 2026		December 31, 2025
Fair value	$88,028	(1)	$87,804	(1)
Unpaid principal outstanding	88,628		87,770

Fair value over unpaid principal outstanding	$(600)		$34

(1)	Includes accrued interest of $1,232 million at June 30, 2026 (December 31, 2025 - $1,043 million).

For Developmental assets - debt securities elected under the fair value option, the difference between the fair value amount and the unpaid principal outstanding measured at fair value as of June 30, 2026 and December 31, 2025, was as follows (in millions):

	June 30, 2026		December 31, 2025
Fair value	$36	(1)	$38	(1)
Unpaid principal outstanding	38		39

Fair value over unpaid principal outstanding	$(2)		$(1)

(1)	There was $1 million of accrued interest at June 30, 2026 and December 31, 2025.

NOTE H – REPURCHASE AND RESALE AGREEMENTS

In a repurchase, or repo, agreement, the Bank transfers securities to a repo counterparty in exchange for cash and concurrently agrees to repurchase those securities at a future date for an amount equal to the cash exchanged plus a stipulated interest factor. In a resale, or reverse repo agreement, the Bank buys securities with an agreement to resell them to the counterparty at a stated price plus interest at a specified date. The Bank enters into short-term repurchase and resale agreements as money market instruments for the Bank’s liquid asset investment portfolio and for the management of liquidity in general.

All repurchase and resale transactions are executed with approved eligible counterparties under enforceable global master repurchase agreements and are subject to enforceable master netting agreements. All contracts have a maximum maturity of three months. The Bank receives financial instruments purchased under resale agreements and makes delivery of financial instruments sold under repurchase agreements to custody accounts at an approved third-party custodian. The securities purchased or sold in resale and repurchase agreements are limited to U.S. Treasury securities with maturities of up to 5.5 years. In the case of resale agreements, the Bank receives collateral in the form of liquid securities. As of June 30, 2026, securities received as collateral from resale agreements were not further leveraged.

Repurchase and resale agreements expose the Bank primarily to credit risk that arises if a counterparty is unable to meet its obligations under the agreements. Other risks include refinancing, reinvestment, and operational risks. Such risks are managed through a comprehensive risk management framework to ensure global exposures are within acceptable parameters, including counterparty and maturity limits, and the appropriate size and type of acceptable collateral. Furthermore, the value of collateral pledged is monitored daily against acceptable thresholds and levels are adjusted when appropriate.

The Bank has made the accounting policy election to present all repurchase and resale agreements on a gross basis on its balance sheet. The interest earned with respect to securities purchased under resale agreements is included in Interest on investments on the Condensed Statement of Income and Retained Earnings. The interest expense pertaining to the securities sold under repurchase agreements is included

42	Condensed Quarterly Financial Statements

in the Interest on Borrowings, after swaps line in the Condensed Statement of Income and Retained Earnings. Cash flows from the repurchase agreements are included in the Short-term borrowings in the Condensed Statement of Cash Flows.

As of June 30, 2026, the gross carrying amount of U.S. Treasury securities pledged in the repurchase agreements amounted to $196 million (2025 – none). The remaining contractual maturity of the repurchase agreements as of June 30, 2026 is less than 30 days. The related repurchase liabilities as of June 30, 2026 were $196 million (2025 – none). As of June 30, 2026, the gross carrying amount of resale agreements was $200 million (2025 – $500 million).

NOTE I – DERIVATIVES

Risk management strategy and use of derivatives

The Bank’s financial risk management strategy consists primarily of designing, implementing, and monitoring the Bank’s interrelated set of financial policies and guidelines. To optimize its funding and lending activities, in fulfillment of its development mandate, the Bank utilizes financial instruments that are sensitive to market movements, primarily changes in interest and exchange rates. The Bank mitigates these risks through its integrated asset and liability management framework by which it defines the currency composition, maturity profile, and interest rate sensitivity of the portfolio of assets and liabilities.

The Bank uses derivatives for the following purposes: First, to economically hedge the interest rate and currency exposure in its investment and borrowings portfolio. Second, the Bank mitigates the interest rate risk in its fixed-rate, fixed-base cost rate and local currency loans by economically hedging the interest rate exposure, primarily through use of interest rate swaps. In addition, the Bank supports its borrowers’ ability to manage exposures to commodity price volatility by offering derivative instruments, such as commodity options embedded in FFF loan agreements. The Bank simultaneously purchases an option with the same terms from a market counterparty to offset the risk exposure. Finally, the Bank utilizes derivatives to manage the repricing and maturity profile of its equity-funded assets in accordance with the Board-approved Asset Liability Management Policy.

The derivative instruments are used primarily for economic hedging purposes and are not designated as hedging instruments for accounting purposes.

Accounting for derivatives

Derivatives are recognized on the Condensed Balance Sheet at their fair value, netting derivative asset and liability positions and the related cash collateral received from counterparties when a legally enforceable master netting agreement exists, including accrued interest. Depending on whether their fair value is receivable or payable, derivatives are classified as assets or liabilities. No derivatives are designated as hedging instruments for accounting purposes.

The Bank occasionally issues borrowings with embedded derivatives. These hybrid instruments are carried at fair value under the elected fair value option.

Flexible Financing Facility (FFF) loans may include risk management options embedded in the loan contract. When certain derivatives are not clearly and closely related to the host contract, such as commodity options embedded in loans, they are bifurcated from the host contract, and recorded at fair value as Derivative assets, net or Derivative liabilities, net on the Condensed Balance Sheet.

Periodic cash payments or receipts to/from the counterparty under swap contracts are referred to as the “interest component”. For swaps economically hedging investment securities, the interest component is presented in Interest on investments in the Condensed Statement of Income and Retained Earnings. Changes in fair value of investment securities and related derivatives are reported in Net investments gains (losses). The interest component for all swaps on loans is included in Interest on developmental assets, after swaps. For swaps economically hedging borrowings and equity-funded assets, the interest

Condensed Quarterly Financial Statements	43

component is recorded in Interest on borrowings, after swaps and Interest on other asset/liability management derivatives, respectively. Changes in the fair value of interest rate and foreign currency swaps, as well as commodity options, are reported in Net fair value adjustments on non-trading portfolios and foreign currency transactions. Upon termination of a swap or option, realized gains and losses on non-trading derivatives are reclassified from this line item to the respective interest categories noted above.

44	Condensed Quarterly Financial Statements

Financial statements presentation

The gross and net amounts of the Bank’s derivatives and repurchase agreements subject to master netting agreements as of June 30, 2026 and December 31, 2025 are presented In the table below. The Bank’s derivative instruments and their related gains and losses are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Cash Flows, as follows (in millions):

Condensed Balance Sheet

Derivatives not
Designated as Hedging		Assets
Instruments	Balance Sheet Location	2026	2025
Gross amount
Currency swaps	Derivative assets, net	$2,943	$3,194
Interest swaps	Derivative assets, net	3,013	3,231
Net Amounts Offset in the Balance Sheet
Financial Instruments		(4,836)	(4,701)
Cash collateral received		(20)	(238)

Net derivatives amounts presented in the Balance Sheet		1,100	1,486
Securities collateral received		(904)	(1,399)

Net derivative exposure		$196	$87

Resale Agreements	Balance Sheet Location	2026	2025
Gross amount	Securities purchased under resale agreements	$200	$500
Net Amounts Offset in the Balance Sheet		—	—
Gross amounts not offset in the Balance Sheet:
Financial Instruments		—	—
Collateral Pledged	Investments - trading	—	—

Net exposure		$200	$500

Derivatives not
Designated as Hedging		Liabilities
Instruments	Balance Sheet Location	2026	2025
Gross amount
Currency swaps	Derivative liabilities, net	$(2,791)	$(2,647)
Interest swaps	Derivative liabilities, net	(2,854)	(2,517)
Net Amounts Offset in the Balance Sheet
Financial Instruments		4,836	4,701
Cash collateral pledged		—	—
Net derivatives amounts presented in the Balance Sheet		(809)	(463)
Securities collateral pledged		—	—

Net derivative exposure (1)		$(809)	$(463)

Repurchase Agreements	Balance Sheet Location	2026	2025
Gross amount	Securities sold under repurchase agreements	$(196)	—
Net Amounts Offset in the Balance Sheet		—	—
Gross amounts not offset in the Balance Sheet:
Financial Instruments		—	—
Collateral Pledged	Investments - trading	196	—

Net exposure		$—	$—

(1)	Represents the aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position.

Condensed Quarterly Financial Statements	45

Condensed Statement of Income and Retained Earnings

Derivatives not		Three months ended		Six months ended
Designated as	Location of Gain or (Loss)	June 30,		June 30,
Hedging Instruments	from Derivatives	2026	2025	2026	2025
Currency swaps
	Interest on investments	$56	$71	$121	$125
	Net investments gains (losses)	(29)	(45)	(25)	(66)
	Interest on developmental assets, after swaps (1)	54	68	104	134
	Interest on borrowings, after swaps	(51)	(138)	(96)	(281)
	Net fair value adjustments on non-trading
	portfolios and foreign currency transactions	200	100	(597)	(139)
Interest rate swaps
	Interest on investments	13	48	28	101
	Net investments gains (losses)	118	(106)	199	(294)
	Interest on developmental assets, after swaps (1)	35	52	75	105
	Interest on borrowings, after swaps	(110)	(292)	(250)	(601)
	Interest on other asset/liability management derivatives	(10)	(39)	(24)	(82)
	Net fair value adjustments on non-trading
	portfolios and foreign currency transactions	(514)	657	(892)	1,688
Futures	Net investments gains (losses)	(1)	1	(1)	—

Total		$(239)	$377	$(1,358)	$690

Condensed Statement of Cash Flows

	Three months ended		Six months ended
	June 30,		June 30,
Location of inflows (outflows) from Derivatives	2026	2025	2026	2025
Cash flows from lending and investing activities:
Miscellaneous assets and liabilities, net	$(52)	$15	$(36)	$54
Cash flows from financing activities:
Medium- and long-term borrowings
Proceeds from issuance	—	2	(142)	8
Repayments	(121)	(1)	(260)	(6)
Cash flows from operating activities:
Gross purchase of trading investments	(12)	(15)	(29)	(54)
Gross proceeds from sale or maturity of trading investments	28	(35)	108	92
Developmental assets income, after swaps	116	112	195	214
Interest and other cost of borrowings, after swaps	(236)	(321)	(424)	(1,198)
Income from investments	133	137	279	343
Interest on other asset/liability management derivatives	(8)	(18)	(98)	(167)

Total	$(152)	$(124)	(407)	$(714)

The following tables provide information on the contract value/notional amounts of derivative instruments as of June 30, 2026 and December 31, 2025 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. Futures and options are shown at the notional amounts of the underlying contracts.

46	Condensed Quarterly Financial Statements

	June 30, 2026
	Currency and interest rate swaps		Futures & Options
Derivative type/Rate type	Receivable	Payable	Underlying contract
Currency and interest rate swaps
Fixed	$121,484	$63,669	$—
Floating index rate	63,956	121,198	—
Futures	—	—	164

	December 31, 2025
	Currency and interest rate swaps		Futures & Options
Derivative type/Rate type	Receivable	Payable	Underlying contract
Currency and interest rate swaps
Fixed	$120,667	$62,403	$—
Floating index rate	65,522	123,295	—
Futures	—	—	43

The Bank enters into swaps and other over-the-counter derivatives, as well as repos, directly with trading counterparties. These derivatives are entered into under trade relationship documents based on standard forms published by the International Swaps and Derivatives Association (ISDA), in particular an ISDA Master Agreement (the ISDA Agreement).

Close-out netting provisions

The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. Any lump sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party under other agreements between them. This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreements.

Terms of collateral agreements

Currently, the Bank is not required to post collateral under its ISDA Agreements. Should the Bank’s credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements that the Bank would need to satisfy in this event. If the Bank’s credit rating was downgraded by one notch from the current AAA credit rating, it would be required to post collateral in the amount of $328 million at June 30, 2026 ($69 million at December 31, 2025).

The performance of the obligations of the Bank’s counterparties may be supported by collateral provided under a credit support annex to collateralize the Bank’s mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. In certain cases, the Bank may use, invest, commingle, or re-hypothecate as its own property such collateral subject to only the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party; (ii) the right to set off any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank; and (iii) the right to liquidate any collateral held by the Bank.

The Bank classifies the cash collateral received under Cash flows from financing activities in the Condensed Statement of Cash Flows as this collateral primarily relates to interest rate and foreign currency swaps on borrowings.

Condensed Quarterly Financial Statements	47

NOTE J – FAIR VALUE MEASUREMENTS

The GAAP framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 -	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 -	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank’s investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States and certain other sovereign governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, obligations of sub-sovereigns and supranationals, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, related financial derivative instruments (primarily currency and interest rate swaps) and options. These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The primary methodology of external pricing service providers involves a market approach that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

A small number of investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers’ prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers’ prices via the determination of fair value estimates from internal valuation techniques that use available observable market inputs.

Medium- and long-term borrowings elected under the fair value option, all currency and interest rate swaps and a debt security related to developmental investments under the fair value option are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary, depending on the specific structures of the instruments. These models and techniques require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank also considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investments are valued using Management’s best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a

48	Condensed Quarterly Financial Statements

quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments’ yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank’s financial assets and liabilities that were accounted for at fair value as of June 30, 2026 and December 31, 2025, by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As of June 30, 2026 and December 31, 2025, the investment portfolio includes $3 million of securities classified as Level 3. Except for fair value adjustments, there was no activity associated with Level 3 financial assets and financial liabilities for the six months ended June 30, 2026 or 2025. Also, there were no transfers between levels during the first six months of 2026 or 2025, for securities held at the end of those reporting periods.

Financial assets:

	Fair Value
	Measurements
Assets	June 30, 2026 (1)	Level 1	Level 2	Level 3
Investments - Trading:
Obligations of the United States Government	$1,801	$1,801	$—	$—
Obligations of non-U.S. governments	6,598	2,331	4,267	—
Obligations of non-U.S. agencies	12,427	—	12,427	—
Obligations of non-U.S. sub-sovereigns	1,317	—	1,317	—
Obligations of supranationals	3,541	—	3,541	—
Bank obligations(2)	10,345	—	10,345	—
Corporate securities	2,364	—	2,364	—
Asset-backed securities	3	—	—	3

Total Investments - Trading	38,396	4,132	34,261	3
Currency and interest rate swaps (3)	1,120	—	1,120	—
Developmental assets - debt securities	36	—	36	—

Total	$39,552	$4,132	$35,417	$3

(1)	Represents the fair value of the referred assets, including accrued interest.
(2)	May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.
(3)	Excludes $20 million of cash collateral received that was netted in Derivative assets, net, in the Condensed Balance Sheet.

Condensed Quarterly Financial Statements	49

	Fair Value
	Measurements
Assets	December 31, 2025 (1)	Level 1	Level 2	Level 3
Investments - Trading:
Obligations of the United States Government	$2,085	$1,609	$476	$—
Obligations of non-U.S. governments	7,417	3,069	4,348	—
Obligations of non-U.S. agencies	10,540	—	10,540	—
Obligations of non-U.S. sub-sovereigns	1,960	—	1,960	—
Obligations of supranationals	3,402	—	3,402	—
Bank obligations(2)	9,556	—	9,556	—
Corporate securities	1,896	—	1,896	—
Asset-backed securities	3	—	—	3

Total Investments - Trading	36,859	4,678	32,178	3
Currency and interest rate swaps (3)	1,724	—	1,724	—
Developmental assets - debt securities	38	—	38	—

Total	$38,621	$4,678	$33,940	$3

(1)	Represents the fair value of the referred assets, including their accrued interest.
(2)	May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.
(3)	Excludes $238 million of cash collateral received that was netted in Derivative assets, net, in the Condensed Balance Sheet.

Financial liabilities:

	Fair Value
	Measurements
Liabilities	June 30, 2026 (1)	Level 1	Level 2	Level 3
Borrowings measured at fair value	$88,028	$—	$88,028	$—
Currency and interest rate swaps	809	—	809	—

Total	$88,837	$—	$88,837	$—

(1)	Represents the fair value of the referred liabilities, including accrued interest.

	Fair Value
	Measurements
Liabilities	December 31, 2026 (1)	Level 1	Level 2	Level 3
Borrowings measured at fair value	$87,804	$—	$87,804	$—
Currency and interest rate swaps	463	—	463	—

Total	$88,267	$—	$88,267	$—

(1)	Represents the fair value of the referred liabilities, including their accrued interest.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note K – Fair Value of Financial Instruments.

NOTE K – FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments, as also discussed in Note J – Fair Value Measurements:

Cash

The carrying amount reported on the Condensed Balance Sheet for cash approximates fair value.

Repurchase and resale agreements

Repurchase and resale agreements are carried at face value, which approximates fair value due to their short-term nature and minimal credit risk.

50	Condensed Quarterly Financial Statements

Investments:

Fair values for investment securities are based on quoted prices, where available; otherwise, they are based on external pricing services, independent dealer prices, or discounted cash flow models.

Loans and guarantees:

The fair value of the Bank’s loan portfolio is estimated using a discounted cash flow method.

Debt securities:

The fair values of debt securities are estimated using a discounted cash flow method.

Swaps:

Fair values for interest rate and currency swaps are based on discounted cash flow or pricing models.

Borrowings:

The fair values of borrowings are based on discounted cash flow or pricing models.

The following table presents the fair value of the financial instruments, along with the respective carrying amounts, as of June 30, 2026 and December 31, 2025 (in millions):

	June 30, 2026 (1)		December 31, 2025 (1)
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$204	$204	$778	$778
Investments - Trading (2)	38,396	38,396	36,859	36,859
Securities purchased under resale agreements	200	200	500	500
Developmental Assets
Loans outstanding, net (3), (5)	117,300	117,467	118,219	118,236
Debt securities
Measured at fair value	36	36	38	38
Measured at amortized cost, net (3), (5)	478	483	435	442
Derivative assets, net	1,100	1,100	1,486	1,486
Other assets (4), (5)	751	673	762	687
Borrowings
Short-term	1,662	1,662	1,594	1,594
Medium- and long-term:
Measured at fair value	88,028	88,028	87,804	87,804
Measured at amortized cost (5)	26,228	26,013	27,903	27,669
Securities sold under repurchase agreements and payable for cash collateral received	196	196	—	—
Derivative liabilities, net	809	809	463	463
Other liabilities (4), (5)	751	673	762	687

(1)	Includes accrued interest.
(2)	Includes money market securities that were valued based on the nominal value, which approximates fair value.
(3)	Includes Accrued interest and other charges.
(4)	Amounts are related to EEA guarantees received and given, and the non-contingent liability for the obligation under the SG and NSG guarantees.
(5)

Fair value of Loans, EEA guarantees received and given, and the non-contingent liability for the obligation under the SG and NSG guarantees are classified within Level 3 of the fair value hierarchy. Debt securities and fair value of Borrowings at amortized cost are classified within Level 2 of the fair value hierarchy.

Condensed Quarterly Financial Statements	51

NOTE L – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS AND FOREIGN CURRENCY TRANSACTIONS

Net fair value adjustments on non-trading portfolios and foreign currency transactions gains and losses for the three and six months ended on June 30, 2026 and 2025 comprise the following (in millions):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Fair value adjustment gains (losses):
Borrowings	$331	$(724)	$978	$(1,773)
Derivatives:
Interest rate and foreign currency swaps on borrowings	(157)	799	(823)	1,896
Interest rate and foreign currency swaps on loans funded through borrowings	(41)	(156)	(135)	(341)
Interest rate swaps on loans funded through equity	(183)	231	(285)	487

Fair value adjustment gains (losses)	$(50)	$150	$(265)	$269

Foreign currency transaction gains (losses):
Borrowings	$27	$(1,476)	$242	$(1,953)
Derivatives:
Interest rate and foreign currency swaps on borrowings	(66)	1,430	(339)	1,821
Interest rate and foreign currency swaps on loans funded through borrowings	31	(1,028)	(23)	(1,592)
Loans	(29)	1,055	45	1,672
Other (1)	35	34	65	82

Foreign currency transaction gains (losses)	(2)	15	(10)	30

Total	$(52)	$165	$(275)	$299

(1)	Includes foreign currency transaction gains (losses) from debt securities amounting to $47 million in 2026 (2025 – $45 million).

Net fair value adjustments are mainly a result of the different accounting treatment between loans, which are carried at amortized cost, and the Interest rate and foreign currency swaps on loans, which are carried at fair value. Changes in the fair value of the Interest rate and foreign currency swaps on loans are reflected in earnings, while the changes in the fair value of loans are not as they are carried at amortized cost. In contrast, changes in the fair value of borrowings largely offset the changes in interest rate and foreign currency swaps on borrowings, as the majority of borrowings are carried at fair value. The Bank had net fair value loss on non-trading portfolios and foreign currency transactions of $275 million for the six months ended June 30, 2026, compared to $299 million gain for the same period in 2025. Unrealized gains or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instrument’s maturity approaches and their fair values converge with their amortized costs.

The Bank transacts in multiple currencies. However, assets and liabilities, after swaps, are substantially held in United States dollars. The Bank seeks to minimize exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining substantially all its equity in United States dollars. Accordingly, exchange rate fluctuations have a minimum impact on earnings.

NOTE M – BOARD OF GOVERNORS APPROVED INCOME TRANSFERS

The IDB Grant Facility (GRF) is currently funded by income transfers from the Bank’s Ordinary Capital to make grants in specific countries or with respect to specific projects.

52	Condensed Quarterly Financial Statements

Income transfers are recognized as an expense when approved by the Board of Governors and are funded in accordance with the GRF funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Condensed Balance Sheet.

Ordinary Capital income transfers to the GRF are subject to the requirements of the Agreement and other applicable financial policies, and they will be considered based on actual disbursements and fund balance of the GRF. In March 2026, the Board of Governors approved income transfers from the Bank to the GRF amounting to $199 million (2025 - $164 million).

NOTE N – CAPITAL STOCK

There were no changes in subscribed capital during the six months ended June 30, 2026 and the year ended December 31, 2025.

NOTE O – RECEIVABLE FROM MEMBERS

Receivable from members includes non-negotiable, non-interest-bearing demand notes that have been accepted in lieu of the immediate payment of all or any part of a member’s contribution quotas, non-negotiable, non-interest-bearing term notes received in payment of Maintenance of Value (MOV) obligations, and other MOV obligations.

The composition of the net receivable from members as of June 30, 2026 and December 31, 2025, was as follows (in millions):

	June 30, 2026	December 31, 2025
Regional developing members	$702	$702
Canada	58	54
Non-regional members, net	59	56

Total receivable from members	$819	$812

NOTE P – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has three defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank and IDB Invest: the Staff Retirement Plan and the Complementary Staff Retirement Plan for international employees of the Bank and IDB Invest, and the Local Retirement Plan for national IDB employees in the country offices. The Bank also provides health care and certain other benefits to retired staff under the Postretirement Benefits Plan (PRBP).

Contributions

All contributions are made in cash during the fourth quarter of the year. As of June 30, 2026, the estimate of contributions expected to be paid to the Plans and the PRBP for the year 2026 is $68 million and $32 million, respectively. Contributions for 2025 were $68 million and $33 million, respectively.

Condensed Quarterly Financial Statements	53

Periodic benefit cost

The following tables summarize the benefit costs associated with the Plans and the PRBP for the three and six months ended June 30, 2026 and 2025 (in millions):

	Pension Benefits
	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Service cost (1)	$22	$20	$43	$40
Interest cost	65	62	130	124
Expected return on plan assets (2)	(89)	(88)	(179)	(175)
Amortization of:
Prior service cost	—	1	—	1
Net actuarial losses	(3)	(8)	(6)	(15)

Net periodic benefit cost	$(5)	$(13)	$(12)	$(25)

(1)	Included in Administrative expenses.
(2)	The expected return of plan assets is 6.50% in 2026 and 2025.

	Postretirement Benefits
	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Service cost (1)	$10	$7	$20	$15
Interest cost	29	24	59	48
Expected return on plan assets (2)	(39)	(39)	(80)	(78)
Amortization of:
Prior service credit	—	8	—	—
Net actuarial losses	—	(16)	—	(16)

Net periodic benefit cost	$—	$(16)	$(1)	$(31)

(1)	Included in Administrative expenses.
(2)	The expected return of plan assets is 6.50% in 2026 and 2025.

54	Condensed Quarterly Financial Statements

NOTE Q – RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES

A reconciliation of Net income to Net cash provided by (used in) operating activities, as shown on the Condensed Statement of Cash Flows, is as follows (in millions):

	Six months ended June 30,
	2026	2025
Net income (loss)	$275	$857
Difference between amounts accrued and amounts paid or collected for:
Developmental assets income	(25)	35
Income from investments	35	(210)
Other asset/liability management derivatives	(74)	(85)
Other income	(9)	(8)
Interest and other costs of borrowings, after swaps	(58)	(47)
Administrative expenses, including depreciation	22	24
Strategic development programs	(33)	(12)
Transfers to the IDB Grant Facility	132	119
Net fair value adjustments on non-trading portfolios and foreign currency transactions	275	(299)
Net (increase) decrease in trading investments	(1,091)	(3,697)
Net unrealized (gains) losses on trading investments	5	(38)
Other components of net pension benefit credit	(76)	(111)
Provision (credit) for developmental assets credit losses	5	68

Net cash provided by (used in) operating activities	$(617)	$(3,404)

Supplemental disclosure of noncash activities
Increase (decrease) resulting from exchange rate fluctuations:
Trading investments	$12	$64
Loans outstanding	21	80
Debt securities	47	45
Borrowings	42	131
Receivable from members, net	7	(21)

NOTE R – SEGMENT REPORTING AND CONCENTRATIONS

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank primarily earns income from one operating and reportable segment, its development financing activities. The Bank does not differentiate between the nature of its development financing products or services provided, the preparation process, or the method for providing the services among individual countries.

The Bank’s Chief Operating Decision Maker (CODM) is the President. The CODM uses Operating income and Net income to assess the Bank’s financial performance and allocate resources through the annual administrative budget and financial planning processes. The measure of segment assets is reported as total assets on the Balance sheets. As of June 30, 2026, total assets were $160,395 million (December 31, 2025- $160,961 million).

The Bank does not have any intra-entity sales or transfers.

Condensed Quarterly Financial Statements	55

The following table (in millions) illustrates information about segment income, significant segment expenses, and segment operating profit or loss for the six months ended June 30, 2026 and 2025:

	Six months ended June 30,
	2026	2025
Net interest income
Interest income	$3,528	$3,786
Borrowing expenses	(2,463)	(2,786)

Net interest income	1,065	1,000
(Provision) credit for developmental assets credit losses	(5)	(68)
Non-interest income (1)	110	150

	1,170	1,082
Non interest expenses
Staff costs (2)	(305)	(270)
Other segment expenses (3)	(192)	(201)

	(497)	(471)
Operating Income	673	611
Net fair value adjustments on non-trading portfolios and foreign currency transactions (3)	(275)	299
Other components of net pension benefit (cost) credit	76	111
Board of Governors approved transfers (3)	(199)	(164)

Net Income	$275	$857

(1)	Non-interest income includes net investment gains (losses), Other loan income, and Other income.
(2)	Includes pension service cost amounting to $63 million (2025 - $55 million)
(3)	Other segment expenses include consultant fees, operational travel, other administrative expenses, and strategic development programs expenses.
(4)

Income volatility resulting from the fair value adjustment on non-trading financial instruments and income transfers to IDB Grant Facility are components included in the net income measure used by the CODM to assess the Bank’s financial performance and allocate resources.

For the six months ended June 30, 2026 and 2025, loans made to or guaranteed by countries individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

	Six months ended June 30,
	2026	2025
Argentina	$462	$475
Brazil	449	476
Other countries	1,671	1,812

NOTE S – CONTINGENCIES

In the normal course of its business, the Bank is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on its financial position, results of operations or cash flows.

The macroeconomic performance and credit ratings of IDB’s borrowing member countries are affected by factors such as geopolitical risks and shifts in monetary and fiscal policies. Such uncertainties may impact the fair value of the Bank’s investments and the credit worthiness of the Bank’s borrowers. The Bank has capital buffers in place to absorb additional stress and credit rating downgrades.

56	Condensed Quarterly Financial Statements

NOTE T – RELATED PARTY TRANSACTIONS

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to IDB Invest became effective. NSG activities were originated by IDB Invest and co-financed by the Bank and IDB Invest until December 31, 2022. The Bank no longer co-finances private sector projects with IDB Invest. However, the Bank continues to outsource portfolio management activities of its NSG developmental assets to IDB Invest.

The Bank and IDB Invest entered into one-year, renewable service level agreements for certain administrative and overhead services that mainly include human resources and information technology support provided by the Bank, as well as loan monitoring services provided to the Bank. The total fees for the services provided by the Bank to IDB Invest, and those provided by IDB Invest to the Bank are $14 million and $10 million, respectively, for the six month period ended June 30, 2026 (2025 - $14 million and $13 million, respectively).

In March 2024, the Board of Governors and the Donors Committee of Multilateral Investment Fund (MIF) approved the capitalization plan for MIF. This plan includes the distribution of IDB capital to applicable IDB shareholders and the subsequent transfer of such distributions, on behalf of those shareholders, to the MIF. Distributions and transfers of IDB capital on behalf of applicable donors are capped at $200 million or as directed by the shareholder and are expected to be disbursed to the MIF in annual installments over a seven-year period from 2026 through 2032. These capital distributions were conditional upon annual Board of Governors’ approval, which took into account the continued maintenance of the Bank’s Triple-A long term foreign currency credit rating, the Capital Adequacy Policy (CAP), the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank.

In March 2026, the Board of Governors approved the first of seven installments in the amount of $29 million to the shareholders of the Bank for a concurrent capital contribution to the MIF on behalf of the Bank’s shareholders, that was recorded as Distributions on behalf of shareholders in the Condensed Statement of Income and Retained Earnings.

The Bank charges fees for the administration of the MIF, funds held in trust and managed on behalf of donors, such as member countries, other international organizations, and other entities, for purposes consistent with the Bank’s objectives of promoting economic and social development in its regional developing members. These funds are mainly used to co-finance the Bank’s lending projects, to provide grants, and to fund technical assistance activities, including project preparation and training. These fees are reported as Other income and are recognized ratably over time as services are provided, or upfront when contributions from donors are received. The total fees for the services provided by the Bank for the funds held in trust and managed on behalf of donors and for the administration of the MIF are $8 million and $2 million, respectively, for the six month period ended June 30, 2026 (2025 - $5 million and $1 million, respectively).

The Bank received deposits from central banks and official institutions in the Bank’s member countries totaling $621 million as of June 30, 2026 (December 31, 2025 - $503 million) with maturities of up to 30 days.

The Bank has entered into various guarantee agreements with Sweden, Norway and Denmark, three member countries that each act as a guarantor. The guarantor provides coverage up to a specified guarantee ceiling for eligible lending exposure to guaranteed countries. These agreements allow the Bank to increase lending support for eligible countries. During the term of the guarantee, if sovereign-guaranteed loans made to or guaranteed by a guaranteed country are classified in nonaccrual status (i.e., payment arrears for more than 180 days), the guarantor will compensate the Bank for the loan outstanding principal in nonaccrual status, up to the guarantee ceiling.

Condensed Quarterly Financial Statements	57

At the end of the nonaccrual event, the Bank will reimburse the guarantor for any principal that is recovered with respect to the nonaccrual event. Details of these agreements are as follows (in millions):

					Guaranteed Exposure as of
Year Signed	Guarantors	Guarantee Ceiling and Guaranteed Country	Increased Lending Support and Eligible Countries	Term	June 30, 2026	December 31, 2025

2020	Sweden (through the Swedish International Development Cooperation Agency)	Up to $100 million of eligible lending exposure to Brazil	Up to $300 million for new projects in Bolivia, Colombia, and/or Guatemala	10 years	$83	$83

2024	Sweden (through the Swedish International Development Cooperation Agency)	Up to $250 million of eligible lending exposure to Brazil, Argentina and Ecuador	Up to $469 million for new projects in Bolivia, Brazil, Colombia, Ecuador, Guyana, Peru, Suriname, and/or Venezuela (1)	22 years	115	107

2025	Sweden (through the Swedish International Development Cooperation Agency), Norway (through the Norwegian Agency for Development Cooperation), and Denmark (through Impact Fund Denmark)	Up to $200 million (2) of eligible sovereign-guaranteed lending exposure to Brazil, Argentina, and Ecuador	Up to $780 million for new projects in Bolivia, Brazil, Colombia, Ecuador, Guyana, Peru, Suriname, Belize, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Panama, and/or the Dominican Republic	22 years	—	—

(1)	Refer to the “Past Due, Nonaccrual and Individually Assessed Loans” section in Note F – Credit Risk from Developmental Assets and Related Off-Balance-Sheet Exposures
(2)

This amount represents the aggregate guarantee ceiling under three separate, substantially similar guarantees. Sweden and Norway each agreed to guarantee up to $50 million, and Denmark agreed to guarantee up to $100 million of eligible sovereign- guaranteed lending exposure.

There were no nonaccrual events associated with loans made or guaranteed by guaranteed countries under these agreements during the six months ended June 30, 2026 or the year ended December 31, 2025.

Other significant transactions with IDB Invest, GRF and Pension Plans are disclosed in the note to which they relate.

NOTE U – SUBSEQUENT EVENTS

Management has evaluated subsequent events through Aug 5, 2026, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank’s Condensed Quarterly Financial Statements as of June 30, 2026.